                                               Registration No. (To be assigned)

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

          THE TRAVELERS VARIABLE LIFE INSURANCE SEPARATE ACCOUNT TWO
          -----------------------------------------------------------
                             (Exact Name of Trust)

                   THE TRAVELERS LIFE AND ANNUITY COMPANY
                   --------------------------------------
                              (Name of Depositor)

                 One Tower Square, Hartford, Connecticut  06183
                 ----------------------------------------------
         (Complete Address of Depositor's Principal Executive Offices)

                                Ernest J. Wright
                                   Secretary
                        The Travelers Life and Annuity Company
                                One Tower Square
                          Hartford, Connecticut  06183
                          ----------------------------
                    (Name and address of Agent for Service)


It is proposed that this filing will become effective (check appropriate box):
          immediately upon filing pursuant to paragraph (b).
------
          on ___________ pursuant to paragraph (b).
------
  X       60 days after filing pursuant to paragraph (a)(1).
------
          on __________ pursuant to paragraph (a)(1).
------

Title and amount of securities being registered:   Pursuant to Rule 24f-2 of
the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of Variable Life Insurance Contracts is being registered under the Securities Act of 1933. Proposed maximum aggregate offering price to the public of the securities being registered: ________________________________
Amount of filing fee:   $500.00
Approximate date of proposed public offering:   As soon as practicable
following the effectiveness of the Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Check the box if it is proposed that this filing will become effective on _______ at _____ pursuant to Rule 487. ______

                         RECONCILIATION AND TIE BETWEEN

                           FORM N-8B-2 AND PROSPECTUS

Item No. of
Form N-8B-2               CAPTION IN PROSPECTUS
-------------------       ---------------------
      1                   Cover page
      2                   Cover page
      3                   Safekeeping of the Separate Account's Assets
      4                   Distribution of the Policy
      5                   The Separate Account
      6                   The Separate Account
      7                   Not applicable
      8                   Not applicable
      9                   Legal Proceedings and Opinion
     10                   Prospectus Summary; The Insurance Company; The Separate Account; The Investment Options; The Policy;
                               Transfers of Cash Value; Policy Surrenders and Cash Surrender Value; Voting Rights; Dividends
     11                   The Separate Account; The Investment Options
     12                   The Investment Options
     13                   Charges and Deductions; Distribution of the Policies
     14                   The Policy
     15                   The Policy
     16                   The Separate Account; The Investment Options; Allocation of Premium Payments
     17                   Prospectus Summary; Right to Cancel Period; Policy Surrenders and Cash Surrender Value; Policy Loans;
                               Exchange Rights
     18                   The Investment Options; Charges and Deductions; Federal Tax Considerations
     19                   Reports to Policy Owners
     20                   The Insurance Company
     21                   Policy Loans
     22                   Not applicable
     23                   Not applicable
     24                   Not applicable
     25                   The Insurance Company
     26                   Not applicable
     27                   The Insurance Company
     28                   The Insurance Company; Management
     29                   The Insurance Company
     30                   Not applicable
     31                   Not applicable
     32                   Not applicable
     33                   Not applicable
     34                   Not applicable
     35                   Distribution of the Policy
     36                   Not applicable
     37                   Not applicable
     38                   Distribution of the Policy
     39                   Distribution of the Policy
     40                   Not applicable

Item No. of
Form N-8B-2               CAPTION IN PROSPECTUS
-----------               ---------------------
     41                   Distribution of the Policy
     42                   Not applicable
     43                   Not applicable
     44                   Valuation of the Separate Account
     45                   Not applicable
     46                   The Policy; Valuation of the Separate Account; Transfers of Cash Value; Policy Surrenders and Cash
                               Surrender Value
     47                   The Separate Account; The Investment Options
     48                   The Insurance Company
     49                   Safekeeping of the Separate Account's Assets
     50                   Not applicable
     51                   Prospectus Summary; The Insurance Company; The Policy; Death Benefits; Policy Lapse and Reinstatement
     52                   The Separate Account; The Investment Options; Investment Managers
     53                   Federal Tax Considerations
     54                   Not applicable
     55                   Not applicable
     56                   Not applicable
     57                   Not applicable
     58                   Not applicable
     59                   Financial Statements

                     THE TRAVELERS VARIABLE LIFE INSURANCE
                              SEPARATE ACCOUNT TWO

                                   PROSPECTUS

This Prospectus describes a modified single premium individual variable life insurance policy (the "Policy") offered by The Travelers Life and Annuity Company (the "Company") and funded by a segment of The Travelers Variable Life Insurance Separate Account Two ("Separate Account Two"). Separate Account Two is a unit investment trust and is used as a funding mechanism for the variable life policy described in this prospectus. Other segments of the Separate Account may be used in connection with insurance products that the company offers. The Separate Account in accordance with your allocation instructions, invests in certain underlying mutual funds that are referred to in this Prospectus as "Investment Options."

These underlying Investment Options are available for purchase only through variable insurance contracts. Although the Policy can operate as a single premium policy, additional premium payments may be made under certain circumstances provided there are no outstanding policy loans. The minimum Initial Premium required to issue a Policy is $10,000.

The Policy provides for the payment of a Death Benefit upon the death of the Insured, and for a Cash Value that can be obtained through policy loans (subject to certain restrictions) or full or partial surrenders of the Policy. The Death Benefit and Cash Value of a Policy will vary based on the performance of the underlying Investment Options. There is no guaranteed minimum Cash Value for a Policy. Additionally, the Cash Value is reduced by the various fees and charges assessed under the Policy, as described in this Prospectus. Regardless of the performance of the Investment Options, so long as the Policy is in force, the Death Benefit can never be less than the current Stated Amount (with proceeds payable reduced by outstanding policy loans and unpaid interest). The Policy will remain in force for as long as the Cash Surrender Value is sufficient to pay the monthly charges imposed under the Policy.
                                                        (continued on next page)

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE UNDERLYING INVESTMENT OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. LIFE INSURANCE IS A LONG-TERM INVESTMENT. PROSPECTIVE POLICY OWNERS SHOULD CONSIDER THEIR NEED FOR INSURANCE COVERAGE AND THE POLICY'S LONG-TERM INVESTMENT POTENTIAL. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

          THE DATE OF THIS PROSPECTUS IS                       , 1997.

From the Issue Date through the end of the Right to Cancel Period, the Initial Premium will be allocated to the Cash Income Trust, a money market portfolio. Thereafter, the Cash Value may be allocated to one or more of the following Investment Options: AIM Capital Appreciation, Alliance Growth, Federated Stock, Federated High Yield, Large Cap, Equity-Income, Lazard International Stock Portfolio, Putnam Diversified Income Portfolio, MFS Total Return Portfolio, MFS Emerging Growth, Cash Income Trust and Capital Appreciation Portfolios, and the Travelers Quality Bond Portfolio, Travelers Mid-Cap Disciplined Equity Portfolio, and three Zero Coupon Bond Fund Portfolios (Series 1998, 2000, and
2005) of The Travelers Series Trust. The Policy Owner bears the investment risk for all amounts allocated to the underlying Investment Options and amounts allocated to such Investment Options will accumulate on a variable basis.

The Policy has a Right to Cancel Period during which the applicant may return the Policy to the Company for a refund, as described under "Right To Cancel Period. "

It may not be advantageous to purchase this Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if you already own a variable life insurance policy. Because the Policy is designed to operate generally as a single premium policy, in all but very limited circumstances the Policy will be treated as a modified endowment contract ("MEC") for federal income tax purposes. As a modified endowment contract, any loan, partial withdrawal, or surrender may result in adverse tax consequences, including possible penalties. As with any life insurance contract, however, (1) a Policy Owner generally should not be considered in constructive receipt of the Policy's Cash Value, including incremental increases therein, unless and until he or she is in actual receipt of distributions from the Policy, and (2) Death Benefit payments should generally be excluded from the gross income of the Policy beneficiary. A prospective Policy Owner who wants to purchase a Policy that is not a modified endowment contract should consult his or her personal tax adviser.

                               TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS..............................................................     5
PROSPECTUS SUMMARY.....................................................................     7
THE INSURANCE COMPANY..................................................................    12
THE SEPARATE ACCOUNT...................................................................    12
  Separate Account Two.................................................................    12
THE INVESTMENT OPTIONS.................................................................    12
  Investment Managers..................................................................    14
  Substitutions and Additions..........................................................    15
  Mixed and Shared Funding.............................................................    15
THE POLICY.............................................................................    15
  The Policy Application...............................................................    15
  Eligible Purchasers..................................................................    15
  Payments Made Under the Policy.......................................................    16
  Allocation of Premium Payments.......................................................    16
  Right to Cancel Period...............................................................    17
CHARGES AND DEDUCTIONS.................................................................    17
  MONTHLY DEDUCTION AMOUNT.............................................................    17
     Cost of Insurance Charge..........................................................    17
     State Premium Tax Charges and Deferred Acquisition Cost (DAC) Tax Charges.........    18
  CHARGES AGAINST THE INVESTMENT OPTIONS OF SEPARATE ACCOUNT TWO.......................    18
     Mortality and Expense Risk Charge.................................................    18
     Administrative Expense Charges....................................................    19
     Income Taxes......................................................................    19
INVESTMENT OPTION EXPENSES.............................................................    19
SURRENDER CHARGES......................................................................    19
TRANSFER CHARGE........................................................................    20
REDUCTION OR ELIMINATION OF CHARGES....................................................    20
VALUATION OF THE SEPARATE ACCOUNT......................................................    20
  How the Cash Value Varies............................................................    20
  How the Investment Experience is Determined..........................................    21
  Accumulation Unit Value..............................................................    21
  Net Investment Factor................................................................    21
  Valuation Periods and Valuation Dates................................................    21
TRANSFERS OF CASH VALUE................................................................    21
  Telephone Transfers..................................................................    22
  Automated Transfers (Dollar Cost Averaging)..........................................    22
DEATH BENEFIT..........................................................................    22
  Changes in Death Benefit Option......................................................    23
  Changes in Stated Amount.............................................................    24
  Maturity and Maturity Extension Benefits.............................................    24
  Policy Lapse and Reinstatement.......................................................    25
  Lapse Protection Guarantee Rider.....................................................    25

  Long Term Care Rider.................................................................    25
  Exchange Rights......................................................................    26
POLICY SURRENDERS AND CASH SURRENDER VALUE.............................................    26
  Right to Surrender...................................................................    26
  Full Surrenders......................................................................    26
  Partial Surrenders...................................................................    26
POLICY LOANS...........................................................................    27
  Risks Associated with Loans Taken Against a Variable Life Insurance Policy...........    27
PAYMENT OPTIONS........................................................................    28
OTHER MATTERS..........................................................................    28
  Voting Rights........................................................................    28
  Reports to Policy Owners.............................................................    29
  Limit on Right to Contest and Suicide Exclusion......................................    29
  Misstatement as to Sex and Age.......................................................    29
  Suspension of Valuation..............................................................    29
  Beneficiary..........................................................................    30
  Assignment...........................................................................    30
  Dividends............................................................................    30
FEDERAL TAX CONSIDERATIONS.............................................................    30
  General..............................................................................    30
  TAX STATUS OF THE POLICY.............................................................    30
  Definition of Life Insurance.........................................................    30
  Diversification......................................................................    31
  Investor Control.....................................................................    31
  TAX TREATMENT OF POLICY BENEFITS.....................................................    31
  In General...........................................................................    31
  Modified Endowment Contracts.........................................................    32
  Exchanges............................................................................    32
  Treatment of Loan Interest...........................................................    33
  Aggregation of Modified Endowment Contracts..........................................    33
  THE COMPANY'S INCOME TAXES...........................................................    33
MANAGEMENT.............................................................................    33
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS...........................................    35
DISTRIBUTION OF THE POLICY.............................................................    35
LEGAL PROCEEDINGS AND OPINION..........................................................    35
REGISTRATION STATEMENT.................................................................    35
INDEPENDENT ACCOUNTANTS................................................................    35
FINANCIAL STATEMENTS...................................................................    36
ILLUSTRATIONS..........................................................................    37
APPENDIX A: PERFORMANCE INFORMATION....................................................    42
APPENDIX B: DEATH BENEFIT EXAMPLES.....................................................    44
APPENDIX C: REPRESENTATIVE STATED AMOUNTS..............................................    46

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following terms are used throughout the Prospectus, and have the indicated meanings:

ACCUMULATION UNIT -- a standard of measurement used to calculate the values allocated to the investment options.

AVERAGE NET GROWTH RATE -- an annual measurement of growth, used to determine the next year's mortality and expense risk charge. For each Policy Owner, the rate is determined each Policy Year as follows: total daily earnings of the Investment Option(s) you select, divided by the average amount you allocated during the Policy Year. The daily earnings are measured using the net asset value per share of the Investment Options.

BENEFICIARY(IES) -- the person(s) named to receive the benefits of this Policy at the Insured's death.

CASH SURRENDER VALUE -- the Cash Value less any Loan Account Value and surrender charges.

CASH VALUE -- the current value of Accumulation Units credited to each of the Investment Options available under the Policy, plus the value of the Loan Account.

COMPANY'S HOME OFFICE -- the principal executive offices of The Travelers Life and Annuity Company located at One Tower Square, Hartford, Connecticut 06183.

COVERAGE AMOUNT -- an amount equal to the Death Benefit minus the Cash Value.

DEATH BENEFIT -- the amount payable to the Beneficiary if the Insured dies while the Policy is in force.

DEDUCTION DATE -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

GRACE PERIOD -- the period during which the Policy remains in force after the Company has given notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to pay the Monthly Deduction Amount due.

INITIAL PREMIUM -- the Premium Payment made in connection with the issuance of a Policy.

INSURED -- the person on whose life the Policy is issued.

INVESTMENT OPTIONS -- the open-end management investment companies or portfolios thereof to which you may allocate premiums under Separate Account Two.

ISSUE DATE -- the date on which the Policy is issued by the Company for delivery to the Policy Owner.

LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any policy loan, and to which we credit a fixed rate of interest.

LOAN ACCOUNT VALUE -- the amount of any policy loan, plus capitalized loan interest, plus the net rate of return credited to the Loan Account.

MATURITY DATE -- the anniversary of the Policy Date on which the Insured is age 100.

MINIMUM AMOUNT INSURED -- a percentage of Cash Value required to qualify this Policy as life insurance under federal tax law.

MONTHLY DEDUCTION AMOUNT -- a monthly charge, deducted from the Policy's Cash Value, which is comprised of the Cost of Insurance charge, the deductions for premium tax and deferred acquisition charge ("DAC") taxes, any administrative charge and any charge for supplemental benefits.

POLICY DATE -- the date on which the Policy becomes effective, which date is used to determine all future cyclical transactions under the Policy (i.e., Deduction Dates, Policy Months, Policy Years).

POLICY MONTH -- monthly periods computed from the Policy Date.

POLICY OWNER (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS -- annual periods computed from the Policy Date.

SEPARATE ACCOUNT TWO -- The Travelers Variable Life Insurance Separate Account Two, a separate account established by The Travelers Life and Annuity Company, a portion of which is designated to fund Portfolio Architect life insurance policies. The Separate Account consists of segments that correspond to each Investment Option.

STATED AMOUNT -- the amount used to determine the Death Benefit under the Policy.

VALUATION DATE -- a day on which Accumulation Units are valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                       PORTFOLIO ARCHITECT LIFE INSURANCE
                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

INTRODUCTION

The Policy described in this Prospectus is an individual variable life insurance contract which provides for Cash Value to be allocated to one or more of the available Investment Options available under Separate Account Two. The Policy is credited with Accumulation Units of the applicable Investment Options.

The Policy has a death benefit, cash surrender value and other features traditionally associated with a fixed benefit whole life insurance policy. The Policy is "variable" because unlike the fixed benefits of an ordinary whole life insurance contract, the Cash Value and, under certain circumstances, the Death Benefit of the Policy may increase or decrease depending on the investment experience of the Investment Options to which the premium payment(s) have been allocated. The Cash Value will also vary to reflect partial cash surrenders and Monthly Deduction Amounts. In accordance with the Continuation of Insurance provision of the Policy, the Policy will remain in effect until the Cash Surrender Value is insufficient to cover the Monthly Deduction Amount due. There is no minimum guaranteed Cash Value or Cash Surrender Value and the Policy Owner bears the investment risk associated with an investment in the Investment Options. (See "Valuation of the Separate Account," page 20.)

WHAT TYPES OF INVESTMENT OPTIONS ARE AVAILABLE UNDER THE POLICY?

The Travelers Variable Life Insurance Separate Account Two ("Separate Account Two"), a registered unit investment trust separate account was established by The Travelers Life and Annuity Company (the "Company"), to fund the Policy. A Policy Owner may allocate Cash Value among one or more of the following investment options ("Investment Options"):

AIM Capital Appreciation Portfolio
Alliance Growth Portfolio
Large Cap Portfolio
Equity-Income Portfolio
Lazard International Stock Portfolio
MFS Total Return Portfolio
MFS Emerging Growth Portfolio
Travelers Mid-Cap Disciplined Equity Portfolio
Capital Appreciation Fund (Janus subadviser)
Federated Stock Portfolio
Federated High Yield Portfolio
Travelers Cash Income Trust
Travelers Quality Bond Portfolio
Putnam Diversified Income Portfolio
Travelers Zero Coupon Bond Fund Portfolio 1998
Travelers Zero Coupon Bond Fund Portfolio 2000
Travelers Zero Coupon Bond Fund Portfolio 2005

Additional Portfolios may be added from time to time.

Further information regarding the investment objectives for each Investment Option (including the investment manager) is contained under "The Investment
Options" Section beginning on page   of this Prospectus. Refer to each
Investment Option's prospectus for a complete description of the investment objectives, restrictions and other material information.

WHAT ARE THE REQUIRED AND PERMISSIBLE PREMIUM PAYMENTS?

The minimum Initial Premium is $10,000. Although the Policy can operate as a single premium policy, additional payments may be made under certain circumstances, provided there are no outstanding policy loans. If there are any outstanding loans, any payment received will be treated first as a repayment of the loan rather than an additional premium payment. (See "Additional Premium Payments," page 16.) No premiums can be accepted if they would disqualify the Policy as life insurance under federal tax law. (We will test any payment received to ensure the Policy's continued status as life insurance).

The Initial Premium purchases a Death Benefit initially equal to the Policy's Stated Amount (if Option 1 is selected), or to the Stated Amount plus the Cash Value (if Option 2 is selected). The relationship between the Initial Premium and the Stated Amount depends on the age and sex of the Insured (as permitted by state law). Generally, the same Initial Premium will purchase a slightly higher stated amount for a female Insured than for a male Insured of the same age. Representative Stated Amounts per dollar of Initial Premium are set forth in Appendix C.

HOW WILL PREMIUM PAYMENTS BE ALLOCATED?

During the Right to Cancel Period (as described below), the Initial Premium will be allocated to the Cash Income Trust, a money market portfolio. After the expiration of the Right to Cancel Period, the values in the Cash Income Trust will be allocated to the Investment Options selected on the Policy Application (or according to your most recent instructions), and the Policy will be credited with the applicable Accumulation Units. (See "Allocation of Premium Payments," page 16.)

AFTER THE INITIAL ALLOCATION, MAY I CHANGE THE ALLOCATION OF MY CASH VALUE?

As long as the Policy remains in force, you may transfer all or a portion of your Policy's Cash Value (not including the Loan Account Value) among any of the Investment Options. Currently, transfers may be made at any time without charge. You may request a reallocation of your investment either through written request, or by telephone in accordance with the Company's telephone transfer procedures. (See "Transfers of Cash Value," page 21.)

You may also request that the Company establish automated transfers of Cash Values from any Investment Option to any other Investment Option through written request in good order or other method acceptable to the Company. The minimum automated transfer amount is $100 per month. (See "Automated Transfers," page 22.)

DOES THIS POLICY HAVE A RIGHT TO CANCEL PERIOD?

You have a limited right to return the Policy for cancellation and receive a full refund. You must return the Policy, by mail or hand delivery, to the Company or to the agent who sold the Policy during the Right to Cancel Period, which ends 10 days after the Policy has been delivered to you, 45 days after completion of the application, or 10 days after the notice of Right to Cancel has been mailed or delivered to you, whichever is latest. Within seven (7) days following our receipt of your request for a refund, we will refund to you the greater of (1) any premium paid, or (2) the Cash Value of the Policy on the date we receive the returned policy, plus any charges and expenses which may have been deducted, less any Loan Account Value. (See "Right to Cancel Period," page 17.)

WHAT TYPES OF CHARGES ARE DEDUCTED UNDER THE POLICY?

MONTHLY DEDUCTION AMOUNT. Beginning on the Policy Date, the Company will make monthly deductions from the Policy's Cash Value on a pro rata basis from amounts allocated to the Investment Options. The Deduction Amount may vary from month to month and includes the cost of insurance charges, the deduction for premium tax and Deferred Acquisition Cost (DAC) taxes charges, any administrative charge and any charges for certain supplemental benefits. For Policies with an initial premium of less than $25,000, a monthly charge of $5.00 will apply for the life of the Policy. (See "Monthly Deduction Amount," page 17.)

CHARGES AGAINST THE INVESTMENT OPTIONS UNDER SEPARATE ACCOUNT TWO. In order to cover the Company's assumption of mortality and expense risks under the Policy, the Company assesses a daily charge against the assets of each of the Investment Options on a pro rata basis at an annual rate of 0.90% of such assets. This rate will be reduced to 0.75% for the current Policy Year if the Average Net Growth Rate of the investment options which you have selected under your Policy was 6.5% or greater for the previous Policy Year. This determination will be made annually on the Policy Anniversary Date.

The Company also assesses a daily charge against the amounts allocated to the Investment Options at an annual rate of 0.40% to cover administrative expenses assumed by the Company. This administrative expense charge does not exceed the expected cost of administrative services provided by the Company under the Policy and the Company does not expect to make a profit from the application of this charge. (See "Charges Against the Investment Options of Separate Account Two," page 18.)

SUMMARY OF ASSET BASED POLICY CHARGES (ASSUMING A SINGLE PREMIUM PAYMENT):

          STATE PREMIUM    MORTALITY &
POLICY       AND DAC         EXPENSE
YEARS      TAX CHARGES     RISK CHARGE        ADMINISTRATIVE CHARGE                   TOTAL
                                             .40% +$5. per month if
                                                     initial
1-10        .35%               .90%             prem is less than $25,000            1.65% (+$5. per month)
                                             .40% +$5. per month if
                                                     initial
11+          N/A               .90%             prem is less than $25,000            1.30% (+$5. per month)

SUMMARY OF ASSET BASED POLICY CHARGES IF THE AVERAGE NET GROWTH RATE IS 6.5% OR MORE (ASSUMING A SINGLE PREMIUM PAYMENT):

          STATE PREMIUM    MORTALITY &
POLICY       AND DAC         EXPENSE
YEARS      TAX CHARGES     RISK CHARGE        ADMINISTRATIVE CHARGE                   TOTAL
                                          .40% +$5 per month if initial
2-10        .35%               .75%             prem is less than $25,000            1.50% (+$5. per month)
                                          .40% +$5 per month if initial
11+          N/A               .75%             prem is less than $25,000            1.15% (+$5. per month)

SURRENDER CHARGES. A percent of premium surrender charge will be assessed upon a full surrender of the Policy during the first nine policy years after a Premium Payment is received by the Company. For the first two years following a Premium Payment, the surrender charge will be 7.5% of such Premium Payment. Thereafter, the charge will decline in years three (3) through nine (9), respectively, as follows: 7%, 7%, 6.5%, 6%, 5%, 4% and 3%. The surrender charge will be 0% starting in the tenth year following a Premium Payment. Partial surrenders will also be subject to a surrender charge, except that after the first Policy Year the Company will permit partial surrenders of the Policy's earnings in an amount of up to 10% of the Policy's Cash Value as of the beginning of the current Policy Year. For partial surrenders in excess of the free withdrawal amount, a charge equal to a percentage of the amount surrendered, not to exceed the charge that would apply to a full surrender, will apply. (See "Surrender Charges," page 19.)

TRANSFER CHARGES. The Company reserves the right to charge up to $10 for each transfer in excess of four (4) per Policy Year, and reserves the right to assess a processing fee for the Automated Transfer (Dollar Cost Averaging) service.

WHAT IS THE DEATH BENEFIT UNDER THE POLICY?

The Policy provides for a death benefit upon the death of the Insured. You may choose one of two options to be used for the calculation of the Death Benefit payable under the Policy. Under Option 1 (the Level Option), the Death Benefit will be equal to the greater of the Stated Amount of the Policy or the Minimum Amount Insured. Under Option 2 (the Variable Option), the Death Benefit will be equal to the greater of the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured's death) or the Minimum Amount Insured. Under both options, the Death Benefit will be reduced by any applicable Loan Account Value, unpaid Monthly Deduction Amount, and any amount payable to an assignee pursuant to a collateral assignment of the Policy or amounts advanced as an accelerated death benefit to pay costs associated with a long term care rider. You may change the Death Benefit option or the Stated Amount subject to certain conditions. (See "Death Benefit," page 22.)

MAY I TAKE A POLICY LOAN AGAINST THE CASH VALUE OF MY POLICY?

You may request a Policy Loan in an amount not to exceed 90% of the Policy's Cash Value minus surrender penalties (determined at the time the Company receives the written loan request). If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan amount. The Company will charge interest on the outstanding amounts of the loan. Such interest must be paid in advance by the Policy Owner.

The amount of any loan will be transferred on a pro rata basis from each of the Investment Options (unless the Owner states otherwise in writing) to the Loan Account, which is part of the Company's general account. The Loan Account is credited with a fixed annual rate of interest set forth in the Policy. The Loan Account Value does not vary with the performance of the Investment Options; therefore, the Policy's Death Benefit and Cash Value will be permanently affected by a loan. Additionally, any outstanding Loan Account Value will be subtracted from any Death Benefit or surrender proceeds payable under the Policy. Subject to state law, no loan requests may be made for amounts of less than $500. Policy loans may have federal income tax consequences, especially when the contract is a Modified Endowment Contract. (See "Policy Loans," page 27, and "Federal Tax Considerations," page 30.)

WHAT ARE THE CONDITIONS UNDER WHICH MY POLICY MIGHT LAPSE?

If the Cash Surrender Value of a Policy on any Deduction Date is insufficient to cover the Monthly Deduction Amount due, the Company will send you a written notice of the required premium. If the required premium is not paid within 31 days after notice is sent, the Policy may lapse. In addition, outstanding loans decrease the Cash Surrender Value and could, therefore, cause the Policy to lapse. (See "Policy Loans," page 27, and "Policy Lapse and Reinstatement," page 25.) If a Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Federal Tax Considerations," page 30.)

ARE THERE ANY OTHER POLICY PROVISIONS THAT I SHOULD KNOW ABOUT?

SURRENDERS AND PARTIAL WITHDRAWALS. The Policy may be surrendered at any time for its Cash Surrender Value. In addition, subject to surrender charges, partial withdrawals may be made. Surrenders or partial withdrawals made within nine years of a premium payment may be subject to a surrender charge. (See "Policy Surrenders and Cash Surrender Value," page 26.)

RIGHT TO EXCHANGE THE POLICY. Once the Policy is in effect, you may exchange it at any time during the first two Policy Years for an individual permanent life insurance policy issued by the Company (or one of its affiliates, if allowed) on the life of the Insured without submitting proof of insurability. (See "Exchange Rights," page 26.)

PAYMENT OF POLICY BENEFITS. The Policy's Cash Value or full or partial surrender and the death benefits under the Policy may be paid in a lump sum or under one of the payment options set forth in the Policy. (See "Payment Options," page 28.)

LONG TERM CARE COVERAGE. Subject to underwriting guidelines and state availability, a policy owner may elect to purchase Long Term Care Coverage. This coverage is optional and may only be added by rider at the time the Policy is issued. The rider is intended to be a qualified Long Term Care rider pursuant to
Section 7702 B of the Code. The Company will take such action as may be necessary to qualify for such favorable tax treatment.

If elected and utilized, a portion of the Death Benefit will be advanced to cover long-term care claims. The portion advanced may not exceed 48% of the Stated Amount.

SPECIAL TAX CONSIDERATIONS. The Company believes that a Policy issued on a standard rate class basis generally should meet the Section 7702 definition of a life insurance contract. With respect to a Policy issued on a substandard basis, there is insufficient guidance to determine if such a Policy would satisfy the
Section 7702 definition of a life insurance contract, particularly if you pay the full amount of premiums permitted under such a Policy. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Cash Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See "Tax Status of the Policy," page 30.)

In almost all cases, the Policy will be a modified endowment contract ("MEC"). If a Policy is a MEC, certain distributions made during an Insured's lifetime, such as loans and partial withdrawals from, and collateral assignments of, the Policy, are taxable to you on an income-first basis. A 10% penalty tax may be imposed on income distributed before you attain age 59 1/2. Policies that are not MECs receive preferential tax treatment with respect to certain distributions. For a discussion of the tax issues associated with this Policy, see "Federal Tax Considerations" on page 30.

WRITTEN REQUESTS

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to the Company.

                             THE INSURANCE COMPANY
--------------------------------------------------------------------------------

The Travelers Life and Annuity Company is a stock insurance company which has been continuously engaged in the insurance business since its incorporation in the state of Connecticut in 1973. The Company writes individual life insurance and individual and group annuity contracts on a nonparticipating basis, and acts as the depositor for Separate Account Two. The Company is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company's obligations as depositor for Separate Account Two may not be transferred without notice to and consent of Policy Owners.

The Company is a wholly owned subsidiary of The Travelers Insurance Company, which is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's principal executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone number (860) 277-0111.

The Company is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Insurance Commissioner. An annual statement in a prescribed form must be filed with the Commissioner on or before March 1 in each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance contracts, as well as to various federal and state securities laws and regulations.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Company established Separate Account Two on October 16, 1996 pursuant to the insurance laws of the state of Connecticut. Separate Account Two is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account Two meets the definition of a separate account under the federal securities laws. Registration of Separate Account Two with the SEC does not involve supervision by the SEC of the management or investment policies of Separate Account Two. It was established to accept premiums paid by policy holders of the Contract. Subject to Policy Owner approval and applicable law, the Company reserves the right to end Separate Account Two's registration under the 1940 Act.

Additionally, the operations of Separate Account Two are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Connecticut law provides that the assets of Separate Account Two will be held for the exclusive benefit of Policy Owners and the persons entitled to payments under the Policy offered by this Prospectus and other policies that may be funded through the Portfolio Architect segment of Separate Account Two. The Policies provide that the assets of Separate Account Two are not chargeable with liabilities arising out of any other business which the Company may conduct. Any obligations arising under the Policy are general corporate obligations of the Company.

                             THE INVESTMENT OPTIONS
--------------------------------------------------------------------------------

You may allocate Premium Payments and Cash Value to one or more of the available Investment Options. The investments of each option are subject to the risks of changing economic conditions and the ability of each Investment Option's investment manager or subadviser to anticipate such changes. There is no assurance that the Investment Options will achieve their stated objectives. Since there are varying degrees of risk inherent in each option, please read carefully the complete risk disclosure in each Portfolio's prospectus before investing.

The Investment Options and their investment objectives are as follows:

CASH INCOME TRUST. Cash Income Trust, a management investment company, seeks to provide high current income while emphasizing preservation of capital and maintaining a high degree liquidity by investing in short-term money market securities deemed to present minimal credit risks.

CAPITAL APPRECIATION FUND. The objective of the Capital Appreciation Fund, a management investment company, is growth of capital through the use of common stocks. Income is not an objective. The Fund invests principally in common stocks of small to large companies which are expected to experience wide fluctuations in price in both rising and declining markets.

TRAVELERS SERIES FUND, INC.

AIM CAPITAL APPRECIATION PORTFOLIO. The investment objective of the AIM Capital Appreciation Portfolio is to seek capital appreciation by investing principally in common stock, with emphasis on medium sized and smaller emerging growth companies.

ALLIANCE GROWTH PORTFOLIO. The objective of the Growth Portfolio is long-term growth of capital by investing predominantly in equity securities of companies with a favorable outlook for earnings and whose rate of growth is expected to exceed that of the U.S. economy over time. Current income is only an incidental consideration.

PUTNAM DIVERSIFIED INCOME PORTFOLIO. The objective of the Diversified Income Portfolio is to seek high current income consistent with preservation of capital. The Portfolio will allocate its investments among the U.S. Government Sector, the High Yield Sector, and the International Sector of the fixed income securities markets.

MFS TOTAL RETURN PORTFOLIO. The Total Return Portfolio's objective is to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Generally, at least 40% of the Portfolio's assets will be invested in equity securities.

TRAVELERS SERIES TRUST

TRAVELERS QUALITY BOND PORTFOLIO. The basic investment objective of Travelers Bond Portfolio is to seek current income, moderate capital volatility and total return.

LAZARD INTERNATIONAL STOCK PORTFOLIO. The investment objective of the International Stock Portfolio is to seek capital appreciation through investing primarily in the equity securities of non-United States companies (i.e., incorporated or organized outside the United States).

MFS EMERGING GROWTH PORTFOLIO. MFS Portfolio's investment objective is to seek to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the MFS Portfolio's investment objective.

FEDERATED STOCK PORTFOLIO. The investment objective of the Portfolio is to provide growth of income and capital by investing principally in a professionally managed and diversified portfolio of common stock of high-quality companies. These companies generally are leaders in their industries and are characterized by sound management and the ability to finance expected growth.

FEDERATED HIGH YIELD PORTFOLIO. The investment objective of the Federated High Yield Portfolio is to seek high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities.

LARGE CAP PORTFOLIO. Large Cap Portfolio seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations. Normally, at least 65% of the Portfolio's total assets will be invested in these securities. The Portfolio has the flexibility, however, to invest the balance in other market capitalizations and security types.

EQUITY INCOME PORTFOLIO. The Portfolio seeks reasonable income by investing primarily in income-producing equity securities. Normally, at least 65% of the Portfolio's total assets will be invested in these securities. The Portfolio has the flexibility, however, to invest the balance in all types of domestic and foreign securities, including bonds. The Portfolio seeks to achieve a yield that exceeds that of the securities comprising the S&P 500. The Portfolio does not expect to invest in debt securities of companies that do not have proven earnings or credit. When choosing the Portfolio's investments, the Subadviser also considers the potential for capital appreciation.

MID-CAP DISCIPLINED EQUITY PORTFOLIO. The investment objective of the Portfolio is to seek growth of capital by investing primarily in a broadly diversified portfolio of common stocks.

TRAVELERS ZERO COUPON BOND FUND PORTFOLIOS (THREE PORTFOLIOS: SERIES 1998, 2000 AND 2005). The investment objectives of each of the Zero Coupon Bond Fund Portfolios is to provide as high an investment return as is consistent with the preservation of capital investing in primarily zero coupon securities that pay cash income but are acquired by the Portfolio at substantial discounts from their values at maturity. THE ZERO COUPON BOND FUND PORTFOLIOS MAY NOT BE APPROPRIATE FOR POLICY OWNERS WHO DO NOT PLAN TO HAVE THEIR PREMIUMS INVESTED IN SHARES OF THE PORTFOLIOS FOR THE LONG TERM OR UNTIL MATURITY.

FUNDING OPTION INVESTMENT MANAGERS:

----------------------------------------------------------------------------------------------
       FUNDING OPTION                 INVESTMENT ADVISER                  SUB-ADVISER
----------------------------------------------------------------------------------------------
Travelers Capital               Travelers Asset Management       Janus Capital Corporation
Appreciation Fund               International Corporation
                                ("TAMIC")
----------------------------------------------------------------------------------------------
Cash Income Trust               TAMIC
----------------------------------------------------------------------------------------------
AIM Capital Appreciation Fund   SBMFM                            AIM Capital Management, Inc.
----------------------------------------------------------------------------------------------
Alliance Growth Portfolio       Travelers Investment Adviser,    Alliance Capital Management
                                Inc. ("TIA")                     L.P.
----------------------------------------------------------------------------------------------
MFS Total Return Portfolio      TIA                              Massachusetts Financial
                                                                 Services Company
----------------------------------------------------------------------------------------------
Putnam Diversified Income       TIA                              Putnam Investment
Portfolio                                                        Management, Inc.
----------------------------------------------------------------------------------------------
Travelers Quality Bond          TAMIC
Portfolio
----------------------------------------------------------------------------------------------
Lazard International Stock      TAMIC                            Lazard Freres Asset
Portfolio                                                        Management
----------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio   TAMIC                            MFS
----------------------------------------------------------------------------------------------
Federated Stock Portfolio       TAMIC                            Federated Management, Inc.
----------------------------------------------------------------------------------------------
Federated High Yield            TAMIC                            Federated Management, Inc.
Portfolio
----------------------------------------------------------------------------------------------
Large Cap Portfolio             TAMIC                            Fidelity Management &
                                                                 Research Company
----------------------------------------------------------------------------------------------
Equity Income Portfolio         TAMIC                            Fidelity Management &
                                                                 Research Company
----------------------------------------------------------------------------------------------
Mid-Cap Disciplined Equity      TAMIC                            TIMCO
Portfolio
----------------------------------------------------------------------------------------------
Zero Coupon Bond Fund           TAMIC
Portfolios (Series 1998, 2000
and 2005)
----------------------------------------------------------------------------------------------

SUBSTITUTIONS AND ADDITIONS

If any of the Investment Options become unavailable for allocating purchase payments, or if, in our judgment further investment in a Investment Option becomes inappropriate for the purposes of the Policy, we may substitute another registered, open-end management investment company. Substitution may be made with respect to both existing investments and the investment of any future Premium Payments. No such substitution will be made without notice to Contract Owners, state approval if applicable, and without prior approval of the SEC, to the extent required by the 1940 Act, or other applicable law. Additional Investment Options may also be added at our discretion.

MIXED AND SHARED FUNDING

It is conceivable that in the future it may be disadvantageous for both variable annuity accounts and variable life accounts, or for variable accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable contract owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

                                   THE POLICY
--------------------------------------------------------------------------------

The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the Policy issued and the general policy description contained in this Prospectus because of requirements of the state where your Policy is issued. Any such differences will be described in your Policy.

THE POLICY APPLICATION

Individuals wishing to purchase a Policy must submit an application to the Company. The initial premium must be at least $10,000. You may request an increase or decrease in the Stated Amount of the Policy in writing from time to time. (See "Changes in Stated Amount," page 24.) No change in the terms or conditions of the Policy will be made without your consent.

ELIGIBLE PURCHASERS

A person can purchase a Policy to insure the life of another person provided that the Policy Owner has an insurable interest in the life of the Insured, and the Insured consents to the purchase. In most states, any person between the ages of 16 and 80 is eligible to be insured subject to the submission of a Policy Application to the Company. In some states, the maximum issue age may be lower. Insurance coverage under a Policy will begin only after the applicant has satisfied all outstanding underwriting delivery requirements, and after the Company has received the Initial Premium. Acceptance of an application is subject to the Company's underwriting rules. The Company reserves the right to reject an application for any lawful reason, provided that such rejection is made in a manner consistent with that with which similarly situated risks are treated and provided that unfair discrimination is avoided.

The Company assigns Insureds to risk classes which determine the current cost of insurance rates used in calculating the cost of insurance charge under the Policy. Policies are issued in either the standard non-smoker or smoker risk class. To the extent permitted by state law, Policies may also be issued on the basis of the sex of the Insured. Policies may also be issued on Insureds in a sub-standard underwriting class. (For a discussion of the effect of risk class on the cost of insurance charge, see "Cost of Insurance Charge" on page 17.)

PAYMENTS MADE UNDER THE POLICY

INITIAL PREMIUM. The Initial Premium is due on or before the Policy Date and is payable in full at the Company's Home Office. The Initial Premium is the guideline single premium for the life insurance coverage provided under the Policy, as determined in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). The minimum Initial Premium is $10,000. Additional Premium Payments may be made under the Policy, as described below.

The Initial Premium purchases a Death Benefit equal to the Policy's Stated Amount (if Option 1 is selected), or to the Policy's Stated Amount plus the Cash Value (if Option 2 is selected). The relationship between the Initial Premium and the Stated Amount depends on the age, sex (where permitted by state law) and risk class of the Insured. Generally, the same Initial Premium will purchase a higher Stated Amount for a younger insured than for an older insured. Likewise, the same Initial Premium will purchase a slightly higher Stated Amount for a female insured than for a male insured of the same age. Also, the same Initial Premium will purchase a higher Stated Amount for a standard Insured than for a substandard Insured. Representative Stated Amounts per dollar of Initial Premium are set forth in Appendix C.

ADDITIONAL PREMIUM PAYMENTS. Although the Policy can operate as a single premium policy, additional Premium Payments may be made under certain circumstances, provided there are no outstanding loans. If there are any outstanding loans, any payment received by the Company will be considered repayment of that debt. The circumstances under which additional Premium Payments can be made under the Policy are as follows:

     1. Increases in Stated Amount -- Subject to applicable underwriting guidelines, you may request an increase in Stated Amount at any time (prior to the Insured's attaining age 80). If your request is approved, the Company will require you to make an additional Premium Payment in order for an increase in Stated Amount to become effective. The minimum additional Premium Payment that the Company permits in connection with an increase in Stated Amount is $1,000. (See "Changes in Stated Amount," page 24.)

     2. To Prevent Lapse -- If the Cash Surrender Value on any Deduction Day is insufficient to cover the Monthly Deduction Amount due on that day, then you must make an additional Premium Payment during the Grace Period sufficient to cover the Monthly Deduction Amount in order to prevent lapse. The minimum amount of any payment that may be required to be made in this circumstance will be stated in the notice mailed to you in accordance with the Policy; payments in excess of the amount required to prevent lapse will be considered a payment "at your discretion" and consequently subject to the rules described below. If you do not make a sufficient payment, the Policy will lapse and terminate without value. (See "Policy Lapse and Reinstatement," page 25.)

     3. At Your Discretion -- Additional Premium Payments may be made at your discretion so long as the payment plus the total of all premiums previously paid does not exceed the maximum premium limitation derived from the guideline premium test for life insurance prescribed by the Internal Revenue Code. Because of the test, the maximum premium limitation will ordinarily equal the Initial Premium for a number of years after the Policy has been issued. Therefore, discretionary additional Premium Payments normally will not be permitted during the early years of the Policy. Discretionary additional Premium Payments must be at least $250, and may not be paid on or after the Maturity Date.

Any Additional Premium Payments made under the Policy may be subject to new evidence of insurability. Payments received in excess of any Loan Account Value will be treated as an additional Premium Payment.

ALLOCATION OF PREMIUM PAYMENTS

You specify on the Policy Application how the Initial Premium will be allocated among the Investment Options of Separate Account Two. You may allocate premium to one or more Investment Options, provided that such allocation is made in whole percentages of at least 5%.

Regardless of the allocation made in the application, during the period between premium receipt and policy issuance (the "Underwriting Period"), the Initial Premium will be held by the Company in a general suspense account established for such purposes. At the time a Policy is issued, the Initial Premium attributable to such Policy will be credited with interest comparable to the effective yield during the Underwriting Period of the Cash Income Trust (e.g., as if the Policy had been issued and the premium allocated to the Cash Income Trust on the date the premium was received in good order by the Company), which amount will become the initial Cash Value of the Policy. The Cash Value will then be allocated to the Cash Income Trust until the expiration of the Right to Cancel Period. At the end of the Right to Cancel Period, the Cash Value in the Cash Income Trust will be allocated (in whole percentages of 5% or more) among the Investment Options designated on the Policy Application. The number of Accumulation Units to be credited to the Policy once a Premium Payment has been received by the Company will be determined by dividing the amount of Premium Payment applied to each Investment Option by the Accumulation Unit Value of that Investment Option, as computed on the next Valuation Date following receipt of the payment.

You may change the allocation of Cash Value or any Additional Premiums received on or after the expiration of the Right to Cancel Period among any of the Investment Options then available under the Policy. (See "Transfers of Cash Value," page 21.) You should periodically review the allocation of Cash Value in light of market conditions and overall financial planning requirements to ensure that such allocation continues to be consistent with your investment objectives.

RIGHT TO CANCEL PERIOD

A Policy may be returned to the Company for cancellation by mailing or delivering it to the Company or to the agent who sold the Policy within the latest of (1) 10 days after delivery of the Policy to you, (2) 45 days of completion of the policy application, or (3) 10 days after the notice of Right to Cancel has been mailed or delivered to you (or later, if state law requires).

Within seven days following the Company's receipt of your request for a refund, the Company will refund the greater of (1) any premium paid, or (2) the Cash Value of the Policy on the date we receive the returned policy. For options (1) and (2), the amounts will be increased by any charges or expenses which may have been deducted and will be decreased by any Loan Account Value. After the Policy is returned, it will be considered as if it were never in effect.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

MONTHLY DEDUCTION AMOUNT

The Company will deduct a Monthly Deduction Amount from the Policy's Cash Value attributable to the Investment Options to cover certain charges and expenses incurred in connection with the Policy. The Monthly Deduction Amount will be deducted pro rata from each of the Investment Options attributable to the Policy on the first day of each Policy Month (the "Deduction Date"), beginning on the Policy Date. The dollar amount of the Deduction Amount may vary from month to month.

The following is a summary of monthly charges and expenses which make up the Monthly Deduction Amount.

     COST OF INSURANCE CHARGE

     The cost of insurance charge is to cover the Company's expected mortality cost for basic insurance coverage, not including supplemental benefit provisions. The cost of insurance charge is deducted monthly, and is equal to the difference between the Death Benefit payable under the Policy (discounted at the rate set forth in the Policy) and the Cash Value of the Policy (each determined on the Deduction Date) (the "Coverage Amount"), multiplied by a monthly "cost of insurance rate," i.e., a monthly rate charged for each dollar of insurance coverage. The cost of insurance rate varies annually and is based on the attained age, sex (where permitted by state law) and risk class of the Insured.

     The cost of insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables ("1980 Tables"). Substandard risks will have monthly deductions based on cost of insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed cost of insurance rates per $1,000 will be included in each Policy; however, the Company reserves the right to use rates lower than those shown in the Policy. Any changes in the cost of insurance rates will be made uniformly for all Insureds in the same class.

     Because the Cash Value and, under certain conditions, the Death Benefit of a Policy may vary from month to month, the cost of insurance charge may also vary on each Deduction Date. In addition, you should note that the cost of insurance charge is based on the difference between the Death Benefit payable under the Policy and the Cash Value of the Policy. An increase in the Cash Value or a decrease in the Death Benefit would result in a smaller cost of insurance charge assuming that everything else remains the same; while a decrease in the Cash Value or an increase in the Death Benefit would result in a larger cost of insurance charge.

     Changes in the Policy's Death Benefit option and in the Stated Amount will affect how the cost of insurance charge is calculated. See "Changes in Death Benefit Option," page 23 and "Changes in Stated Amount," page 24 for a discussion of the effect of changes in the Stated Amount on the cost of insurance.

     STATE PREMIUM TAX CHARGES AND DAC TAX CHARGES

     Premium tax charges are not deducted at the time that a premium payment is made, although the Company does pay state premium taxes attributable to a particular Policy when those taxes are incurred. To reimburse the Company for the payment of such taxes, during the first ten years following a premium payment made before the 10th Policy Anniversary, a premium tax charge of .20% per year will apply.

     Premium taxes vary from state to state and currently range from 0.75% to 3.5%. Because there is a range of premium tax rates, you may pay premium tax charges in total that are higher or lower than the premium tax actually assessed in your jurisdiction. In addition, a DAC (deferred acquisition cost) tax of 0.15% annually will apply for the first ten years after each premium payment.

     An annual total of 0.0291667% will be deducted from the Policy's Cash Value on each Deduction Date (0.0166667% for the premium tax, and 0.0125% for the DAC tax). If no additional Premium Payments are made during the first ten Policy Years, no deductions for the premium and DAC tax charges will be made after Policy Year 10.

     If an additional Premium Payment is made during the first ten Policy Years, then after Policy Year 10, the Company will deduct a total tax charge of 0.0291667% of the portion of the Cash Value attributable to the additional Premium Payment. The portion of the Cash Value attributable to the additional Premium Payment is calculated by dividing (a) by (b), where (a) is the amount of the additional Premium Payment, and (b) is the Policy's Cash Value immediately after receipt of the additional Premium Payment. In calculating the charges described above, the Company will use this ratio to determine the portion of Cash Value in the Separate Account attributable to that payment until an additional Premium Payment is made.

CHARGES AGAINST THE INVESTMENT OPTIONS OF SEPARATE ACCOUNT TWO

     MORTALITY AND EXPENSE RISK CHARGE

     A mortality and expense risk charge of 0.90% on a current basis annually is deducted from amounts allocated to each Investment Option. The charge is deducted daily and equals

     0.002466% for each day in the Valuation Period. The annual rate of the mortality and expense risk charge will be reduced to 0.75% for the current Policy Year if the Average Net Growth Rate is 6.5% or greater during the previous Policy Year. This determination is made annually.

     The mortality risk assumed is that Insureds may live for a shorter period of time than estimated and, therefore, a greater amount of Death Benefit proceeds than expected will be payable. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than estimated and, therefore, will exceed the administrative expense charge imposed by the Policy. The Company reserves the right to adjust this charge, although it guarantees that the adjusted charge will not exceed 0.90%. If not all money collected by the Company from this charge is needed to cover the mortality and expense costs, the excess will be contributed to the Company's general account.

     ADMINISTRATIVE EXPENSE CHARGES

     A charge will be deducted from amounts allocated to each Investment Option to compensate the Company for certain administrative expenses incurred in connection with the Policy. The charge will be deducted daily and equals 0.001096% for each day in a Valuation Period. The annual rate of this charge is 0.40%. Additionally, for policies with an initial premium of less than $25,000, a monthly fee of $5 will apply for the life of the policy.

     The administrative expense charges will compensate the Company for the issuance, underwriting, processing, start-up and ongoing administrative expenses of the Policy and the Separate Account. These expenses include the cost of processing applications; conducting medical examinations; determining insurability; establishing and maintaining policy and Separate Account records; processing death benefit claims, surrenders, transfers, policy loans and changes; and reporting and overhead costs. The Company has set this charge at a level which is intended to recover no more than the actual expected costs of the administrative services to be provided while the Policies are in force, and it does not expect to make a profit from the application of such administrative charges.

     INCOME TAXES

     Although the Company does not currently incur any charge for income taxes as a result of the operations of the Investment Options, the Company reserves the right to assess a charge for such taxes if it determines that such taxes will be incurred. (See "Federal Tax Considerations," page 30.)

INVESTMENT OPTION EXPENSES

Separate Account Two purchases shares of the Investment Options at net asset value. The net asset value of the Investment Option shares reflects investment advisory fees and other expenses already deducted. The investment advisory fees and other expenses applicable to each of the Investment Options are described in the individual Investment Option prospectuses.

SURRENDER CHARGES

A percent of premium surrender charge will be imposed upon full surrenders of the Policy that occur within nine (9) years after the Company has received any Premium Payments under the Policy. For partial surrenders a percentage of amount surrendered will be charged. This charge is intended to cover certain expenses relating to the sale of the Policy, including commissions to registered representatives and other promotional expenses. To the extent that the surrender charges assessed under the Policy are less than the sales commissions paid with respect to the Policy, the Company will pay the shortfall from its general account assets, which will include any profits it may derive from charges imposed under the Policy. (See also "Policy Surrenders and Cash Surrender Value," page 26.) Surrenders charges are determined as follows:

        LENGTH OF TIME AFTER      FROM FULL SURRENDERS      FROM PARTIAL SURRENDERS
           PREMIUM PAYMENT           (% OF PREMIUM)        (% OF AMOUNT SURRENDERED)
------------------------------------------------------------------------------------
              1-2 years                   7.5%                        7.5%
                 3-4                        7%                          7%
                  5                       6.5%                        6.5%
                  6                         6%                          6%
                  7                         5%                          5%
                  8                         4%                          4%
                  9                         3%                          3%
       Year 10 and Thereafter               0%                          0%

PARTIAL SURRENDERS. The Company will impose a surrender charge equal to a percentage of the amount surrendered for partial surrenders in excess of the free withdrawal amount described below. The surrender charge will be limited so that the total charge for partial surrenders will not exceed the charge that would apply to a full surrender of the Policy.

For purposes of determining the surrender charge percentage that will apply to a partial surrender, surrender charges are calculated on a "last-in, first-out basis." This means that any partial withdrawal in excess of the free withdrawal amount will be taken against premiums in the reverse order in which they were made, if more than one premium was paid under the Policy. Surrender charges will be assessed only against that portion of the partial withdrawal taken from premium payment(s).

FREE WITHDRAWAL ALLOWANCE. The Company will permit partial surrenders of the Policy's earnings in an amount of up to 10% of the Policy's Cash Value each year (beginning with the Second Policy Year) without the imposition of a surrender charge. The amount of Cash Value available for free withdrawal will be determined on the Policy Anniversary on or immediately prior to the date that the partial surrender request is received. The amount of earnings available for withdrawal will be determined on the date the request for such withdrawal is received by the Company.

TRANSFER CHARGE

Although there are currently no charges for transfers among the investment alternatives provided under this Policy, the Company reserves the right to limit the number of free transfers to no more than four in any Policy Year, and to charge up to $10 for any transfer request in excess of four in any Policy Year. The Company also reserves the right to assess a processing fee for the Automated Transfer (Dollar Cost Averaging) service. (See "Transfers of Cash Value," page 21.)

REDUCTION OR ELIMINATION OF CHARGES

The Company may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time, or where policies are sold on a discretionary group basis. The Company may reduce or eliminate sales charges and administrative charges in such arrangements to reflect the reduced sales expenses and administrative costs expected as a result of sales to a particular group. The Company makes any reductions according to rules in effect when an application for a Policy or additional Premium Payment is approved. While it may change these rules from time to time, the Company will attempt not to discriminate unfairly against any person.

                       VALUATION OF THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

HOW THE CASH VALUE VARIES

The Policy's Cash Value is determined daily. A Policy's Cash Value is not guaranteed, and will vary to reflect a number of factors, including Premium Payments made, partial withdrawals, loans, charges assessed in connection with the Policy, and the investment experience of each Investment

Option to which Cash Value is allocated. The Policy's total Cash Value on a Valuation Date equals the Accumulation Unit Value(s) times the number of Accumulation Units for each applicable Investment Option, plus the Loan Account Value, on that date.

Separate Account Two purchases the shares of each Investment Option at net asset value (i.e., without a sales charge). All dividends and capital gains distributions received from an Investment Option are reinvested by Separate Account Two in that Fund's shares at net asset value and will increase the associated Accumulation Unit Value. Investment Option shares will be redeemed by Separate Account Two at their net asset value to the extent necessary to make payments under the Policy.

All valuations made under the Policy (e.g., the determination of Cash Value or Cash Surrender Value, policy loans, and the determination of the number of Accumulation Units to be credited to a Policy), will be determined as of the Valuation Date on which the Company receives the Policy Owner's written request for a transaction under the Policy, or on which the Company is assessing charges under the Policy.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value is related to the rate of return of the Investment Option(s) to which Premium Payments made under the Policy have been allocated. The Cash Value on any Valuation Date is calculated by multiplying the number of Accumulation Units credited to the Policy for each Investment Option by the corresponding Accumulation Unit Value, then adding the result for each Investment Option credited to the Policy, and adding any value of the Loan Account.

ACCUMULATION UNIT VALUE

The value of an Accumulation Unit for each Investment Option of Separate Account Two (the "Accumulation Unit Value") is established on each Valuation Date. For each Investment Option, the Accumulation Unit Value for a Valuation Period is determined by multiplying the Accumulation Unit Value on the preceding Valuation Period by the Net Investment Factor for the Investment Option during the subsequent Valuation Period.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units credited to your Policy will not change as a result of the investment experience of the Investment Options. The Accumulation Unit Value of the Investment Options reflects the reinvestment of any dividends or capital gains distributions declared by the Investment Option.

NET INVESTMENT FACTOR

The value of an Accumulation Unit for each subsequent Valuation Period fluctuates based upon the net rate of return for that period. The Company determines the net rate of return for each Investment Option at the end of each Valuation Period. The net rate of return reflects the investment performance of the Investment Option for the Valuation Period and is net of the charges to Separate Account Two described above.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business of the New York Stock Exchange on any Valuation Date and ending at the close of business on the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for trading.

                            TRANSFERS OF CASH VALUE
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As long as the Policy remains in effect, the Policy Owner may transfer all or a portion of the Cash Value (less the Loan Account) among any of the Investment Option(s) then available. Although there are currently no charges, penalties or restrictions on the amount or frequency of free transfers between the Investment Options, the Company reserves the right to limit the number of transfers to no more than four in any Policy Year, and to charge an administrative fee (not to exceed $10) for any transfer request in excess of four per Policy Year.

Some Investment Options have higher investment advisory fees and/or other expenses than others; therefore, a transfer from one Investment Option to another could result in a Policy becoming subject to higher or lower fees and expenses. A transfer between Investment Options has no other effect on the amount or timing of any of the other charges under the Policy.

The number of Accumulation Units credited to the Investment Options involved in the transfer will be determined by dividing the amount transferred from or to that Investment Option by the Accumulation Unit Value of that Investment Option. The Accumulation Unit Values will be determined on the Valuation Date on which the Company receives the written request for a transfer.

TELEPHONE TRANSFERS

You may request a transfer of Cash Value either in writing or by telephone. The telephone transfer privilege is available automatically; no special election is necessary for a Policy Owner to elect this option. All transfers must be in accordance with the terms of the Policy. Transfer instructions are currently accepted on each Valuation Date between 9:00 a.m. and 4:00 p.m., Eastern time, by calling 1-800-334-4298. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller. The Company will make reasonable efforts to make certain that telephone transfer requests are genuine. These measures may include taping telephone requests and/or requiring the use of a personal identification number. If it fails to take such measures, the Company may be liable for losses resulting from fraudulent transfer requests.

AUTOMATED TRANSFERS (DOLLAR COST AVERAGING)

You may establish automated transfers of Cash Value on a monthly basis from any Investment Option to any other Investment Option through a written request or other method acceptable to the Company. You must have a minimum Cash Value of $5,000 allocated to the Investment Option(s) from which the transfers are to be made in order to enroll in the Dollar Cost Averaging Program. The minimum automated transfer amount is $100 per month. Such transfers will be effected on a certain date each month, as specified by the Policy Owner at the time of election.

You may start or stop participation in the Dollar Cost Averaging Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the provisions and terms of the Policy, including provisions relating to the transfer of money between Investment Options. The Company reserves the right to suspend or modify automated transfers at any time and to assess a processing fee for this service.

Before transferring any part of the Cash Value, Policy Owners should consider the risks involved in switching between investments available under the Policy. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. A potential investor should consider his or her financial ability to continue purchases through periods of low price levels.

                                 DEATH BENEFIT
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As long as the Policy remains in force, the Policy provides a Death Benefit upon the death of the Insured. The death benefit proceeds will be paid to a named Beneficiary. The amount of the death benefit proceeds will be determined on the date on which the Insured's death occurred. The death benefit proceeds may be paid in a lump sum or under any optional payment plan.

Death Benefits are payable within seven days of the Company's receipt of satisfactory proof of the Insured's death. To the extent permitted by state law, the amount of Death Benefit actually paid to the Policy beneficiary may be adjusted to reflect any policy loan, suicide by the Insured within two years after the Issue Date of the Policy, any material misstatements in the policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. (See "Assignment," page 30.) In addition, if the Insured dies during the Grace Period, the Death Benefit actually paid to the Policy Owner's beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid, and by the amount of any outstanding Policy Loan. (See "Policy Surrenders and Cash Surrender Value," page 26, for the effects of partial cash surrenders on Death Benefits.)

The Policy provides for two Death Benefit options. Under Option 1 (the Level Option), the Death Benefit will be equal to the Policy's Stated Amount or, if greater, a specified multiple of Cash Value determined as of the date of the Insured's death (the "Minimum Amount Insured"). Under Option 2 (the Variable Option), the Death Benefit will be equal to the Policy's Stated Amount plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured. The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance contract under the current federal tax law. Under that law, the Minimum Amount Insured is equal to a stated percentage of the Cash Value of the Policy determined daily. The percentages, which differ according to the attained age of the Insured, may change as federal income tax laws or regulations change. The percentages used to calculate the Minimum Amount Insured decrease after the Insured is age 40. The following is a schedule of the applicable percentages:

                             % SHALL
                             DECREASE
                           BY A RATABLE
                             PORTION
       ATTAINED AGE          FOR EACH
    ------------------      FULL YEAR:
    MORE      BUT NOT      ------------
    THAN     MORE THAN     FROM     TO
    -----------------------------------
      0          40        250      250
     40          45        250      215
     45          50        215      185
     50          55        185      150
     55          60        150      130
     60          65        130      120
     65          70        120      115
     70          75        115      105
     75          90        105      105
     90          95        105      100

Federal tax law imposes another cash funding limitation on cash value life insurance policies that, when applicable, may increase the Minimum Amount Insured in excess of the figures shown in the schedule above. (See Appendix B for examples demonstrating the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under the Level and Variable Options of the Policy.)

CHANGES IN DEATH BENEFIT OPTION

The Company will change your Death Benefit Option at any time prior to the Insured's death, upon receipt in good order of a written request to do so, and, if required, acceptable evidence of insurability. There is no direct tax consequence of changing a Death Benefit option, except as described under "Modified Endowment Contracts" on page 32. However, the change could affect future values of the Coverage Amount, and with some Variable Option to Level Option changes involving substantially funded policies, there may be a cash distribution which is included in the gross income of the Policy Owner. Additionally, the cost of insurance charge, which is based on the Coverage Amount, may be different in the future. A change from the Level Option to the Variable Option will not be permitted if the change would result in a Stated Amount of less than the minimum amount of $10,000. (See "Changes in Stated Amount" below.) Contact your registered representative for more information. IF YOU ACCELERATED YOUR STATED AMOUNT PURSUANT TO

THE LONG TERM CARE RIDER AVAILABLE UNDER THE POLICY, YOU MAY NOT CHANGE YOUR DEATH BENEFIT OPTION.

CHANGES IN STATED AMOUNT

A Policy Owner may request in writing that the Stated Amount of the Policy be increased or decreased. A minimum premium payment of $1,000 is required for any increase and the Company will require satisfactory evidence of insurability. An increase may only be requested prior to the earlier of the Policy anniversary in the year in which the Insured attains age 81 and the date of the Insured's death. The effective date of any increase will be as shown on the new Policy Summary Page which the Company will send to the Policy Owner. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Policy Owner.

There is no additional charge for a decrease in Stated Amount. However, the Stated Amount after any decrease may not be less than $10,000. A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is includable in the gross income of the Policy Owner. (See "Federal Tax Considerations," page 30.)

For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:

     1) against the most recent increase in the Stated Amount;

     2) to other increases in the reverse order in which they occurred;

     3) to the initial Stated Amount.

MATURITY AND MATURITY EXTENSION BENEFITS

If the Insured is living on the Maturity Date (the anniversary of the Policy Date on which the Insured is age 100), the Company will pay the Policy Owner the Cash Value of the Policy as of the Maturity Date, less any Loan Account Value, amounts payable to an assignee under a collateral assignment of the Policy, and any Deduction Amount due and unpaid. The Policy Owner must surrender the Policy to the Company before such payment can be made, at which point the Policy will terminate and the Company will have no further obligations under the Policy.

Where permitted by state law, the Policy provides for a Maturity Extension Benefit which effectively allows the Policy Owner to request that coverage be extended beyond the Maturity Date. Such request may only be made during the twelve months following the Policy anniversary for the year in which the Insured attains age 99. If the Maturity Extension Benefit is elected, any past due Monthly Deduction Amounts must first be paid in order for the benefit to become effective on the Maturity Date. After the Company receives a request for the Maturity Extension Benefit, the Policy will continue in force until the earlier of the death of the Insured or the date on which the Policy Owner surrenders the Policy for its Cash Surrender Value. After the Maturity Date, the Death Benefit will be the Cash Value less any Loan Account Value and any amounts payable to an assignee under a collateral assignment of the Policy. The Death Benefit is based on the experience of the Investment Options selected and is variable and is not guaranteed. After the Maturity Date, the Monthly Deduction Amount will no longer be charged against the Cash Value, and additional premiums will not be accepted.

Any loan outstanding need not be extinguished as of the Maturity Date. The loan may be continued into the maturity extension period. New loans may also be initiated during the maturity extension period. Restrictions on loans prior to the Maturity Date of the Policy are still valid.

The Company intends that the Policy and the Maturity Extension Benefit be considered life insurance for tax purposes. The Death Benefit is designed to comply with Section 7702 of the Code, or other equivalent section of the Code. Please note, however, that the Company does not give tax advice, and cannot guarantee that the Death Benefit and Cash Value will be exempt from any future tax liability. The tax results of any benefits under the Maturity Extension provision depend upon interpretation of the Internal Revenue Code. The Policy Owner should consult his or her own personal tax adviser prior to the exercise of the Maturity Extension Benefit to assess any potential tax liability.

POLICY LAPSE AND REINSTATEMENT

The Policy will remain in effect until the Cash Surrender Value of the Policy is insufficient to cover the Monthly Deduction Amount. 30 days after such event occurs, the Company will give written notice to the Policy Owner indicating that if the amount shown in the notice (which will be sufficient to cover the Deduction Amount due) is not paid within 31 days, the Policy will lapse. The Policy will continue through the Grace Period, but if the required payment is not received, the Policy will terminate without value at the end of the Grace Period. If the Insured dies during the Grace Period, the Death Benefit payable under the Policy will be reduced by the Monthly Deduction Amount due plus the amount of any Loan Account Balance. (See "Death Benefit," page 22.) If the Policy is surrendered during the Grace Period, the Policy's Cash Surrender Value will be reduced by the Monthly Deduction Amount due. (See "Policy Surrenders and Cash Surrender Value," page 26.)

If the Policy lapses, the Policy Owner may reinstate the Policy upon payment of the reinstatement premium (and any applicable charges) shown in the Policy. A request for reinstatement may be made at any time within three years of lapse (five years for policies issued in Missouri and North Carolina) provided that
(1) the Policy was not surrendered for cash; (2) satisfactory evidence of insurability is provided; (3) all Monthly Deduction Amounts past due are paid, subject to state law; (4) premium at least equal to three Monthly Deduction Amounts is paid, subject to state law; and (5) all Loan Account Value is repaid or restored. The Cash Value of the Policy upon reinstatement will be equal to the amount provided by the premium paid.

The tax consequences of a lapse may not be reversible by a reinstatement. Policy Owners should also refer to "Risks Associated with Loans Taken Against a Variable Life Insurance Policy" (on page 27) to consider the effects of loans on their Policy.

LAPSE PROTECTION GUARANTEE RIDER

A Policy Owner may add a Lapse Protection Guarantee Rider. This rider will prevent a policy from lapsing if the Policy's Cash Surrender Value is insufficient to pay the Monthly Deduction Amount due. The guarantee will be in effect only if Premium Payments less amounts surrendered and outstanding loans is greater than or equal to the initial Premium Payment plus any premiums paid for increases in Stated Amount. The premium requirement will increase in connection with an increase in Stated Amount. This rider is available only with Death Benefit 1, for standard risks, and only at issue. A charge equal to 0.0041667% of the Policy's Cash Value will be deducted on each Deduction Date to pay for the cost of this benefit.

LONG TERM CARE RIDER

Subject to state availability, a Long Term Care rider may be added to the Policy. This rider must be added at issue and is a supplemental benefit to the Policy. The Company intends that the rider will be a qualified long term care rider as that term is defined under Section 7702B of the Code.

The long term care benefit is payable upon certification by a licensed health care practitioner that the Insured's become a chronically ill individual requiring nursing facility care, home health care or adult day care. A "chronically ill" individual is classified as such by an inability to be able to perform two out of five specified activities of daily living. Activities of daily living include eating, transferring, toileting, bathing and dressing. Additionally, an individual is classified as chronically ill if he or she possesses a severe cognitive impairment necessitating substantial supervisions to protect such individual from threats to health or safety due to such impairment.

The cost of the Long Term Care Rider will depend on your age. We will disclose the additional charge that will be deducted in connection with the provision of coverage. Up to 2% per month of the Stated Amount (to a maximum of 48%) may be advanced to reimburse for eligible Long Term Care expenses.

Once you have begun to receive benefits under this rider, you may not reduce your Coverage Amount. Further, if you have incurred loans against the policy, the amount of your Coverage Amount that you may use for this benefit will be reduced by an amount equal to the outstanding loan balance.

EXCHANGE RIGHTS

Once the Policy is in effect, it may be exchanged at any time during the first 24 months after its issuance for a general account life insurance policy issued by the Company (or an affiliated company, if allowed) on the life of the Insured. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. The Policy Owner has the right to select the same Death Benefit or Coverage Amount as the former Policy had at the time of the exchange. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding policy loan must be repaid before the Company will make an exchange. In addition, there may be an adjustment for the difference in Cash Value between the two policies.

                   POLICY SURRENDERS AND CASH SURRENDER VALUE
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RIGHT TO SURRENDER

At any time during the lifetime of the Insured and while the Policy is in force, the Policy Owner may make a written request for a full or partial surrender of the Policy, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable). In the case of full surrenders, the Policy should be returned to the Company. The amount available upon surrender is the Cash Surrender Value (i.e., the Cash Value of the Policy determined as of the Valuation Date on which the Company receives the Policy Owner's written request, less any outstanding policy loan, and less any applicable Surrender Charges). (See "Surrender Charges," page 19.)

Upon full or partial surrender, the Company will generally pay the Cash Surrender Value of the Policy within seven days following its receipt of the written request, or on the date requested by the Policy Owner, whichever is later.

FULL SURRENDERS

If the Policy is fully surrendered, the Policy will terminate on the surrender effective date . The Policy must be returned to the Company along with a written release and surrender of all claims under the Policy in a form satisfactory to the Company. The Policy Owner may elect to have the surrender amount paid in a lump sum or under a payment option.

PARTIAL SURRENDERS

The Company will permit partial surrenders of the Cash Value in the Policy at any time during the lifetime of the Insured and while the Policy is in effect. A partial surrender reduces the Policy's Cash Value by the amount of the partial surrender requested, plus the amount of the surrender charge imposed in connection with the partial surrender. The deduction from Cash Value for a partial surrender will be made on a pro rata basis against the Cash Value of each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise in writing).

In addition to reducing the Cash Value of the Policy, partial cash surrenders will reduce the Death Benefit payable under the Policy and may reduce the Stated Amount. The Company may require return of the Policy to record such reduction. After a partial surrender, the remaining Stated Amount must not be less than $10,000. Partial surrenders will not be permitted if they would cause the Policy to fail to qualify as "life insurance" under applicable federal income tax laws. Reductions in Stated Amount will be processed as described under "Changes in Stated Amount."

                                  POLICY LOANS
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A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 90% of the Policy's Cash Value minus surrender charges (determined on the day on which the Company receives the written loan request). The Company generally will make the loan to the Policy Owner within seven days after receipt of the written request. No loan requests may be made for amounts of less than $500 (subject to state law). If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan request. The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from the Investment Options (unless the Policy Owner states otherwise) to another temporary account (the "Loan Account").

The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Policy Owner at the beginning of each Policy Year. Interest not paid when due will be capitalized, and an amount equal to such interest will be transferred to the Loan Account pro rata from the Investment Options. Loans made during the first ten Policy Years will be made at a 2% net cost on principal, and a 2% net cost on earnings. Loans made after the tenth Policy Year will be made at 2% net cost on principal and up to 2% net cost on earnings (we currently charge 0% net cost on earnings).

For these purposes, "earnings" represents any unloaned Cash Value, minus the total premiums paid under the Policy. Loans will be taken from earnings first, and then from principal. Loans taken against earnings will be charged an interest rate of 5.65% during the first ten Policy Years, and currently 3.85% (5.65% maximum) for Policy Year 11 and thereafter. Loans taken against principal will be charged an interest rate of 5.65% in all Policy Years. Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4%, and will not be affected by the investment performance of the Investment Options. The rate of return credited to amounts held in the Loan Account will be transferred back to the Investment Options on a pro rata basis after each Policy Year. The Policy's "Loan Account Value" is equal to amounts transferred from the Investment Options to the Loan Account when a loan is taken, plus capitalized loan interest, plus the net rate of return credited to the Loan Account that has not yet been transferred back to the Investment Options.

While the Insured is living and the Policy is in effect, loans may be repaid. Loan repayments will be first applied to that portion of the loan comprised of principal. Loan repayments reduce the Loan Account Value, and increase the Cash Value in the Investment Options. The amount of the repayment will be transferred from the Loan Account and will be allocated among the Investment Options in proportion to the outstanding loan amount associated with each Investment Option.

RISKS ASSOCIATED WITH LOANS TAKEN AGAINST A VARIABLE LIFE INSURANCE POLICY

An outstanding loan amount decreases the Cash Surrender Value. If a loan is not repaid, it permanently decreases the Cash Surrender Value, which could cause the Policy to lapse (see "Policy Lapse and Reinstatement," page 25). For example, if a Policy has a Cash Surrender Value of $100,000, the Policy Owner may take a loan of 90% or $90,000, leaving a new Cash Surrender Value of $10,000 In addition, the Death Benefit actually payable would be decreased because of the outstanding loan. Furthermore, even if the loan is repaid, the Death Benefit and Cash Surrender Value may be permanently affected since the Policy Owner was not credited with the investment experience of an Investment Option on the amount in the Loan Account while the loan was outstanding. All or any part of a loan secured by a Policy may be repaid while the Policy is still in force. Any payment received while there is an outstanding loan on the Policy will be considered a loan repayment rather than an additional Premium Payment. A loan outstanding at the end of the Grace Period cannot be repaid unless the Policy is reinstated. Loans from a modified endowment contract are treated as distributions to the Policy Owner (see "Federal Tax Considerations, Tax Treatment of Policy Benefits -- Modified Endowment Contracts," page 32).

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

Proceeds payable upon the death of the Insured or upon surrender of the Policy, and the benefits payable upon maturity, may be paid in a lump sum, or in whole or in part under any of the payment options available under the Policy. Payment of proceeds which exceed the Death Benefit may be deferred for up to six months from the date of the request for the payment. A combination of options may be used. The minimum amount that may be placed under a payment option is $5,000 unless the Company consents to a lesser amount. Proceeds applied under an option will no longer be affected by the investment experience of the Investment Options or Trusts. Once in effect, some of the payment options may not provide any surrender rights.

The following payment options are available under the Policy:

        OPTION 1 -- Payments of a Fixed Amount

        OPTION 2 -- Payments for a Fixed Period

        OPTION 3 -- Amounts Held at Interest

        OPTION 4 -- Monthly Life Income

        OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

        OPTION 6 -- Joint and Survivor Monthly Life Income -- Two-thirds to
                    Survivor

        OPTION 7 -- Joint and Last Survivor Monthly Life Income -- Monthly
                    Payment Reduces on Death of First Person Named

        OPTION 8 -- Other Options

The Company will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, the Company may make payments less often. If the Company has declared a higher rate under an option at the date the first payment under an option is due, the Company will base the payments on the higher rate.

                                 OTHER MATTERS
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VOTING RIGHTS

VOTING RIGHTS OF THE INVESTMENT OPTIONS. In accordance with its view of present applicable law, the Company will vote the shares of the Investment Options at regular and special meetings of the shareholders of the Investment Options in accordance with instructions from Policy Owners having a voting interest in Separate Account Two. The Company will vote shares for which no instructions have been given or shares which are not otherwise attributable to Policy Owners in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any rule promulgated thereunder should be amended, however, or if the Company's present interpretation should change and, as a result, the Company determines it is permitted to vote the shares of the Investment Options in its own right, it may elect to do so.

The voting interests of the Policy Owner in the Investment Options will be determined as follows: Policy Owners may cast one vote for each $100 of Cash Value of the Policy allocated to the Investment Option, the assets of which are invested in the particular Investment Option on the record date for the shareholder meeting for that Fund. Fractional votes are counted. If, however, a Policy Owner has taken a loan secured by the Policy, amounts transferred from the Investment Option(s) to the Loan Account in connection with the loan will not be considered in determining the voting interests of the Policy Owner.

Policy Owners should review the prospectuses for the Investment Options to determine matters on which shareholders may vote and the definition of a majority vote required on some matters.

DISREGARD OF VOTING INSTRUCTIONS. When permitted by state insurance regulatory authorities, the Company may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the investment objective or policies of Separate Account Two or one of the

Investment Options, or to approve or disapprove an investment advisory contract of one of the Investment Options. In addition, the Company may disregard voting instructions in favor of changes in the investment policies or the investment adviser of any of the Investment Options which are initiated by a Policy Owner if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or if the Company determines that the change would have an adverse effect on its general account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. Should the Company disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Policy Owners.

REPORTS TO POLICY OWNERS

The Company will maintain all records relating to Separate Account Two and the Investment Options. At least once in each Policy Year, the Company will send to Policy Owners a statement containing the following information: (1) the Stated Amount and the Cash Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Investment Option and the corresponding Accumulation Unit Value); (2) the date and amount of each Premium Payment; (3) the date and amount of each Monthly Deduction; (4) the amount of any outstanding policy loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account; (5) the date and amount of any partial cash surrenders and the amount of any partial surrender charges; (6) the annualized cost of any supplemental benefits purchased under the Policy; and (7) a reconciliation since the last report of any change in Cash Value and Cash Surrender Value. The Company will also send any other reports required by any applicable state or federal laws or regulations.

Each Policy Owner will also receive semiannual and annual reports containing financial statements for each of the Investment Options in which premium payments are allocated at the time of the report.

LIMIT ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

The Company may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Policy is reinstated, the two-year period will be measured from the date of reinstatement (subject to state regulation). Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state regulation).

In addition, if the Insured commits suicide during the two-year period following issue, subject to state law, the Death Benefit will be limited to the premiums paid less the amount of any partial surrender and the amount of any Loan Account Value. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the premium paid for such increase (subject to state law).

MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age in the Policy Application, benefits payable will be adjusted to what the Policy would have purchased at the correct age or sex based on the most recent cost of insurance charge. A misstatement with regard to sex or age in a substantially funded Policy may cause a cash distribution that is includable in whole or in part in the gross income of the Policy Owner.

SUSPENSION OF VALUATION

The Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Investment Options is not reasonably practicable or it is not reasonably practicable to determine the value of the

Investment Options' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

BENEFICIARY

The Applicant names the beneficiary in the application for the Policy. The Policy Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime, and while the Policy is in force, by sending a written request to the Company. Any change will be effective from the date the written request was signed. The Company has no responsibility for payments made or actions taken prior to receipt of the written request. If no beneficiary is living when the Insured dies, the Death Benefit will be paid to the Policy Owner, if living; otherwise, the Death Benefit will be paid to the Policy Owner's estate.

The rights of any collateral assignee may affect the interest of the Beneficiary.

ASSIGNMENT

The Policy Owner is specified in the Policy Application. The Policy may be assigned as collateral for a loan or other obligation. The Company is not responsible for any payment made or action taken before receipt of written notice of such assignment, and is not responsible for determining the validity of any assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

No dividends will be paid under the Policy.

                           FEDERAL TAX CONSIDERATIONS
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GENERAL

The following is a general discussion of the federal income tax considerations relating to the Policies. This discussion is based upon the Company's understanding of the federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person contemplating the purchase of or the exercise of elections under a Policy should seek competent tax advice.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS WHICH MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX ADVISOR SHOULD BE CONSULTED.

THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF ANY POLICY AND THE FOLLOWING TAX DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED. THE COMPANY CANNOT GUARANTEE THAT THOSE LAWS OR INTERPRETATIONS WILL REMAIN UNCHANGED.

                            TAX STATUS OF THE POLICY
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DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. Guidance as to how Section 7702 is to be applied, however, is limited. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, and while proposed regulations and other limited, interim guidance has been issued, final regulations have not been adopted. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS notice 88-128 and the proposed regulations under Section 7702) that such a

Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), there is less guidance. Thus, it is not clear whether such a Policy would satisfy Section 7702, particularly if the Policy Owner pays the full amount of premiums permitted under the Policy.

The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. Separate Account Two, through the Investment Options, intends to comply with these requirements. Although the Company does not control the Investment Options, it intends to monitor the investments of the Investment Options to ensure compliance with the requirements prescribed by the Treasury Department.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contract. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policy Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the owners were not owners of separate account assets. For example, a Policy Owner of this Policy has additional flexibility in allocating payments and cash values. These differences could result in the Policy Owner being treated as the owner of the assets of Separate Account Two. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of a pro rata share of the assets of Separate Account Two.

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

                        TAX TREATMENT OF POLICY BENEFITS
--------------------------------------------------------------------------------

IN GENERAL

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." However, whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary.

MODIFIED ENDOWMENT CONTRACTS

In light of Policy premium requirements, a Policy will, in almost all cases, be a modified endowment contract. (See, however, the discussion below on a Policy issued in exchange for another life insurance contract.)

Loans and partial withdrawals from, as well as collateral assignments of, Policies that are modified endowment contracts will be treated as distributions to the Policy Owner. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy (the cash value less the Policy Owner's investment in the Policy) immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the date on which the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.

EXCHANGES

Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, the Company believes that any Policy received in exchange for a life insurance contract that is not a modified endowment contract will generally not be treated as a modified endowment contract if the face amount of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A prospective purchaser should consult a qualified tax advisor before authorizing the exchange of his or her current life insurance contract for a Policy.

Unlike loans from modified endowment contracts, a loan from a Policy that is not a modified endowment contract will be considered indebtedness of the owner and no part of a loan will constitute income to the owner. However, the treatment of loans taken on earnings after the tenth Policy Year, or of loans taken to acquire a Travelers long-term care policy is unclear; such loans might be considered a withdrawal instead of indebtedness for federal tax purposes.

Pre-death distributions from a Policy that is not a modified endowment contract will generally not be included in gross income to the extent that the amount received does not exceed the Policy

Owner's investment in the Policy. (An exception to this general rule may occur in the case of a decrease or change that reduces the benefits provided under a Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policy Owner. Such a cash distribution may be taxed in whole or in part as ordinary income to the extent of any gain in the Policy.) Further, the 10% penalty tax on pre-death distributions does not apply to Policies that are not modified endowment contracts.

Certain changes to Policies that are not modified endowment contracts may cause such Policies to be treated as modified endowment contracts. A Policy Owner should therefore consult a tax advisor before effecting any change to a Policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS

In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or complete surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if the Company or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income on the Policy for all those Policies will be aggregated and attributed to that distribution.

                           THE COMPANY'S INCOME TAXES
--------------------------------------------------------------------------------

The Company currently makes no charge to Separate Account Two for any federal, state or local taxes that it incurs that may be attributable to Separate Account Two or to the Policies. The Company reserves the right, however, to make a charge for any tax or other economic burden responsibility from the application of tax laws that it determines to be properly attributable to Separate Account Two or to the Policies.

                                   MANAGEMENT
                  DIRECTORS OF THE TRAVELERS INSURANCE COMPANY
--------------------------------------------------------------------------------

The following are the Directors and Executive Officers of The Travelers Life and Annuity Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office at One Tower Square, Hartford, Connecticut 06183. References to Travelers Group Inc. include, prior to December 31, 1993, Primerica Corporation or its predecessors.

-------------------------------------------------------------------------------------------------
                           DIRECTOR
   NAME AND POSITION         SINCE                         PRINCIPAL BUSINESS
-------------------------------------------------------------------------------------------------
Jay S. Benet............      1996      Senior Vice President since February 1994 and Vice
Director                                President (1990-1994) of The Travelers Life and Annuity
                                        Company; Partner (1986-1990) of Coopers & Lybrand.
-------------------------------------------------------------------------------------------------
Ian R. Stuart...........      1996      Chief Financial Officer; Chief Accounting Officer and
Director                                Controller since March 1996, Vice President since March
                                        1991 of The Travelers Life and Annuity Company.
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                           DIRECTOR
   NAME AND POSITION         SINCE                         PRINCIPAL BUSINESS
-------------------------------------------------------------------------------------------------

Katherine M. Sullivan...      1996      Senior Vice President and General Counsel since May 1996
Director                                of The Travelers Life and Annuity Company; Senior Vice
                                        President and General Counsel (1994-1996) Connecticut
                                        Mutual; Special Counsel & Chief of Staff (1988-1994)
                                        Aetna Life & Casualty.
-------------------------------------------------------------------------------------------------
George C. Kokulis.......      1996      Senior Vice President since September 1995, Vice
Director                                President (1993-1995) of The Travelers Life and Annuity
                                        Company.
-------------------------------------------------------------------------------------------------
Michael A. Carpenter....      1995      Chairman since June 1996 and President and Chief
Director                                Executive Officer since June 1995 of The Travelers Life
                                        and Annuity Company; Executive Vice President of
                                        Travelers Group Inc. since January 1995; Chairman,
                                        President and Chief Executive Officer (1989-1994), Kidder
                                        Peabody Group Inc.
-------------------------------------------------------------------------------------------------
Robert I. Lipp..........      1992      Chairman, President and Chief Executive Officer since
Director                                April 1996 of Travelers/Aetna Property Casualty Corp.;
                                        Chief Executive Officer and Director since December 1993
                                        of The Travelers Insurance Group Inc.; Vice Chairman and
                                        Director of Travelers Group Inc. since 1991; Chairman and
                                        Chief Executive Officer of Commercial Credit Company
                                        (1991-1993); Executive Vice President (1986-1991),
                                        Primerica Corporation.
-------------------------------------------------------------------------------------------------
Marc P. Weill...........      1994      Senior Vice President-Investments since 1993 and Chief
Director                                Investment Officer since 1995 of The Travelers Insurance
                                        Group Inc.; Senior Vice President and Chief Investment
                                        Officer of Travelers Group Inc. since 1992; Vice
                                        President (1990-1992), Primerica Corporation; Vice
                                        President (1989-1990), Smith Barney Inc.
-------------------------------------------------------------------------------------------------

* Principal business address: Travelers Group Inc., 388 Greenwich Street, New York, New York

               SENIOR OFFICERS OF THE TRAVELERS INSURANCE COMPANY
--------------------------------------------------------------------------------

The following are the Senior Officers of The Travelers Life and Annuity Company, other than the Directors listed above, as of the date of this Prospectus. Unless otherwise indicated, the principal business address for all individuals listed is One Tower Square, Hartford, Connecticut 06183.

                                                             POSITION WITH INSURANCE
                             NAME                                    COMPANY
        -------------------------------------------------------------------------------
        Stuart Baritz                                     Senior Vice President
        Barry Jacobson                                    Senior Vice President
        Russell H. Johnson                                Senior Vice President
        Warren H. May                                     Senior Vice President
        Jay S. Fishman                                    Senior Vice President
        David A. Tyson                                    Senior Vice President
        F. Denney Voss                                    Senior Vice President
        W. Douglas Willet                                 Senior Vice President
        William H. White                                  Vice President and Treasurer

Information relating to the management of the Investment Options is contained in the Investment Option prospectuses.

                  SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS
--------------------------------------------------------------------------------

The assets of Separate Account Two are held by the Company and are kept physically segregated and held separate and apart from the Company's general account. Premium payments allocated under the Portfolio Architect Life Insurance policies are held in a segment of Separate Account Two. The Company maintains records of all of Separate Account Two's purchases and redemptions of shares of the Investment Options.

                           DISTRIBUTION OF THE POLICY
--------------------------------------------------------------------------------

The Company intends to sell the Policy in all jurisdictions where it is licensed to do business and where the Policy is approved.

Policies may be purchased from agents who are licensed by state insurance authorities to sell variable life insurance policies issued by the Company, and who are also registered representatives of Tower Square Securities Inc. ("Tower Square") or of broker-dealers who have entered into Selling Agreements with Tower Square. Tower Square, whose principal business address is One Tower Square, Hartford, Connecticut, serves as the principal underwriter for the variable life insurance policies described herein. Tower Square is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Tower Square is an affiliate of the Company and an indirect wholly owned subsidiary of Travelers Group Inc., and serves as principal underwriter pursuant to an Underwriting Agreement to which Separate Account Two, the Company, and Tower Square are parties. No amounts have been or will be retained by Tower Square for acting as principal underwriter for the Policies.

Agents will be compensated for sales of the Policies on a commission and service fee basis. The maximum sales commissions to be paid under the Policy will be 8.20% of premiums. In addition, certain production, persistency and managerial bonuses may be paid.

                         LEGAL PROCEEDINGS AND OPINION
--------------------------------------------------------------------------------

There are no pending material legal proceedings affecting the Policy, Separate Account Two or any of the Investment Options.

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Policy described in this Prospectus and the organization of the Company, its authority to issue the Policy under Connecticut law and the validity of the forms of the Policy under Connecticut law have been passed on by the General Counsel of the Life and Annuities Division of The Travelers Life and Annuity Company.

                             REGISTRATION STATEMENT
--------------------------------------------------------------------------------

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits, to which reference is made for further information concerning Separate Account Two, the Company and the Policy.

                            INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

Coopers & Lybrand L.L.P., certified public accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Separate Account Two. The services provided to Separate Account Two include primarily the examination of Separate Account Two's financial statements. The financial statements of Separate Account Two have been audited by Coopers & Lybrand L.L.P., as indicated in their report thereon in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of The Travelers Life and Annuity Company and Subsidiaries (the "Company") as of December 31, 1995 and 1994 and the consolidated statements of operations and retained earnings and cash flows for the years then ended, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1995 consolidated financial statements of the Company refers to a change in the accounting for investments in accordance with provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.

The statements of operations and retained earnings and cash flows of the Company for the year ended December 31, 1993, included in the Company's Form 10-K for the year ended December 31, 1995, have been included herein in reliance upon the report dated January 24, 1994 of Coopers & Lybrand, L.L.P., certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The financial statements of the Company contained herein (see page F-1) should be considered only as bearing upon the Company's ability to meet its obligations under the Policy, and they should not be considered as bearing on the investment performance of Separate Account Two or its Investment Options.

                                 ILLUSTRATIONS
--------------------------------------------------------------------------------

The following pages are intended to illustrate hypothetically how the Cash Value, Cash Surrender Value and Death Benefit can change over time for Policies issued to a 45-year old male. The difference between the Cash Value and the Cash Surrender Value in these illustrations reflects the Surrender Charge that would be incurred upon a full surrender of the Policy.

Two pages of values are shown for each Death Benefit Option (Level and Variable). One page illustrates the assumption that the maximum Guaranteed Cost of Insurance Rates allowable under the Policy are charged in all years. The other page illustrates the assumption that the current scale of Cost of Insurance Rates are charged in all years. The Cost of Insurance Rates charged vary by age, sex (where permitted by state law) and underwriting classification. The illustrations also reflect a monthly deduction of 0.016667% for the first ten years following the Initial Premium for premium taxes.

The values shown in these illustrations vary according to assumptions used for charges, and gross rates of investment returns. The charges consist of 0.90% for mortality and expense risks, 0.40% for administrative expenses, and .79% for Investment Option expenses. The 12% illustration will assume that the mortality and expense risk charge has been reduced to 0.75% in the second policy year and thereafter. The charge for Investment Option expenses reflected in the illustrations uses an average of the investment advisory fees and other expenses charged by each of the Investment Options during 1995 and assumes that no Policy Loans are outstanding. After deduction of these amounts, the illustrated gross annual investment rates of return of 0% and 6% correspond to approximate net annual rates of -2.01% and 3.91%, respectively. The illustrated gross annual investment rate of return of 12% corresponds to an approximate net annual rate of return of 9.91% in the first Policy Year, and 10.06% thereafter. The actual charges under a Policy for expenses of the Investment Options will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.

As stated above, the examples illustrate values that would result based upon hypothetical uniform gross investment rates of return of 0%, 6% and 12%. The values would be different from those shown if the gross rates averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages.

The illustrations also assume that premiums are paid as indicated, no policy loans are made, no increases or decreases to the Stated Amount are requested, no partial surrenders are made, and no charges for transfers between funds are incurred.

The illustrations do not reflect any charges for federal income taxes against Separate Account Two, since the Company is not currently deducting such charges from Separate Account Two. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Cash Values and Cash Surrender Values illustrated.

The second column of each Illustration shows the amount that would accumulate if an amount equal to the Premium Payment was invested to earn interest (after taxes) at 5%, compounded annually.

Upon request, the Company will provide a comparable personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                              PORTFOLIO ARCHITECT
             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
             ILLUSTRATED WITH GUARANTEED COST OF INSURANCE CHARGES

Male, Issue Age 45                              Face Amount: $106,918
Non-Smoker                                      Single Premium: $25,000.00

                                   DEATH BENEFIT*                    CASH VALUE*                CASH SURRENDER VALUE*
                            -----------------------------   -----------------------------   ------------------------------
       TOTAL PREMIUMS WITH     0%        6%        12%         0%        6%        12%         0%        6%         12%
YEAR       5% INTEREST      (-2.01%)   (3.91%)   (9.95%)#   (-2.01%)   (3.91%)   (9.95%)#   (-2.01%)   (3.91%)   (9.95%)#
--------------------------------------------------------------------------------------------------------------------------
  1          26,250
  2          27,562
  3          28,941
  4          30,388
  5          31,907
  6          33,502
  7          35,178
  8          36,936
  9          38,783
 10          40,722
 15          51,973
 20          66,332

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but fluctuated above or below the average for individual contract years. No representations can be made that these rates of return can be achieved for any one year or sustained over a period of time.

 # 9.95% is increased to 10.06% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.

 *  The Net Interest Rates are shown in parenthesis.

** Insufficient cash value would be developed to continue the contract without additional premium payments.

                              PORTFOLIO ARCHITECT
             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
               ILLUSTRATED WITH CURRENT COST OF INSURANCE CHARGES

Male, Issue Age 45                              Face Amount: $106,918
Non-Smoker                                      Single Premium: $25,000.00

                                   DEATH BENEFIT*                    CASH VALUE*                CASH SURRENDER VALUE*
                            -----------------------------   -----------------------------   ------------------------------
       TOTAL PREMIUMS WITH     0%        6%        12%         0%        6%        12%         0%        6%         12%
YEAR       5% INTEREST      (-2.01%)   (3.91%)   (9.95%)#   (-2.01%)   (3.91%)   (9.95%)#   (-2.01%)   (3.91%)   (9.95%)#
--------------------------------------------------------------------------------------------------------------------------
  1          26,250
  2          27,562
  3          28,941
  4          30,388
  5          31,907
  6          33,502
  7          35,178
  8          36,936
  9          38,783
 10          40,722
 15          51,973
 20          66,332

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representations can be made that these rates of return can be achieved for any one year or sustained over a period of time.

 # 9.95% is increased to 10.06% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.

 * The Net Interest Rates are shown in parenthesis.

** Insufficient cash value would be developed to continue the contract without additional premium payments.

                              PORTFOLIO ARCHITECT
             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         VARIABLE DEATH BENEFIT OPTION
             ILLUSTRATED WITH GUARANTEED COST OF INSURANCE CHARGES

Male, Issue Age 45                              Face Amount: $106,918
Non-Smoker                                      Single Premium: $25,000.00

                                   DEATH BENEFIT*                    CASH VALUE*                CASH SURRENDER VALUE*
                            -----------------------------   -----------------------------   ------------------------------
       TOTAL PREMIUMS WITH     0%        6%        12%         0%        6%        12%         0%        6%         12%
YEAR       5% INTEREST      (-2.01%)   (3.91%)   (9.95%)#   (-2.01%)   (3.91%)   (9.95%)#   (-2.01%)   (3.91%)   (9.95%)#
--------------------------------------------------------------------------------------------------------------------------
  1          26,250
  2          27,562
  3          28,941
  4          30,388
  5          31,907
  6          33,502
  7          35,178
  8          36,936
  9          38,783
 10          40,722
 15          51,973
 20          66,332

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representations can be made that these rates of return can be achieved for any one year or sustained over a period of time.

 # 9.95% is increased to 10.06% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.

 * The Net Interest Rates are shown in parenthesis.

** Insufficient cash value would be developed to continue the contract without additional premium payments.

                              PORTFOLIO ARCHITECT
             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         VARIABLE DEATH BENEFIT OPTION
               ILLUSTRATED WITH CURRENT COST OF INSURANCE CHARGES

Male, Issue Age 45                              Face Amount: $106,918
Non-Smoker                                      Single Premium: $25,000.00

                                   DEATH BENEFIT*                    CASH VALUE*                CASH SURRENDER VALUE*
                            -----------------------------   -----------------------------   ------------------------------
       TOTAL PREMIUMS WITH     0%        6%        12%         0%        6%        12%         0%        6%         12%
YEAR       5% INTEREST      (-2.01%)   (3.91%)   (9.95%)#   (-2.01%)   (3.91%)   (9.95%)#   (-2.01%)   (3.91%)   (9.95%)#
--------------------------------------------------------------------------------------------------------------------------
  1          26,250
  2          27,562
  3          28,941
  4          30,388
  5          31,907
  6          33,502
  7          35,178
  8          36,936
  9          38,783
 10          40,722
 15          51,973
 20          66,332

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representations can be made that these rates of return can be achieved for any one year or sustained over a period of time.

 # 9.95% is increased to 10.06% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.

 * The Net Interest Rates are shown in parenthesis.

** Insufficient cash value would be developed to continue the contract without additional premium payments.

                     APPENDIX A -- PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

From time to time, Separate Account Two's Investment Options may show the percentage change in the value of an Accumulation Unit based on the performance of the Investment Option over a period of time, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period. Separate Account Two commenced operations on September 5, 1995. Separate Account Two invest in Investment Options that were in existence prior to the date on which the Investment Options became available under the Policy. Average annual rates of return include periods prior to the inception of the Investment Option, and are calculated by adjusting the actual returns of the Investment Options to reflect the charges that would have been assessed under the Investment Options had the Investment Option been available under Separate Account Two during the period shown.

The following performance information represents the percentage change in the value of an Accumulation Unit of the Investment Options for the periods indicated, and reflects all expenses of the Investment Options, as well as the 0.90% mortality and expense risk charge and the 0.40% administrative expense charge assessed against the Investment Options. The rates of return do not reflect surrender charges or Monthly Deduction Amounts (which are depicted in the Example following the Rates of Return), nor do they reflect a reduction in mortality and expense risk charges which may apply under certain circumstances. For information about the Charges and Deductions assessed under the Policy, see page 17. For illustrations of how these charges affect Cash Values and Death Benefits, see the Illustrations beginning on page 37.

                   AVERAGE RATES OF RETURN (SINCE INCEPTION)
                      FOR PERIODS ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                  AVERAGE ANNUAL
                       INVESTMENT OPTION                          RATE OF RETURN     INCEPTION DATE
---------------------------------------------------------------------------------------------------
Federated High Yield Bond Portfolio............................      N/A                 7/31/96
Travelers Cash Income Trust....................................       *                  10/1/81
Travelers Quality Bond Portfolio...............................      N/A                 7/31/96
Large Cap Portfolio............................................      N/A                 7/31/96
Equity-Income Portfolio........................................      N/A                 7/31/96
Lazard International Stock Portfolio...........................      N/A                 7/31/96
MFS Emerging Growth Portfolio..................................      N/A                 7/31/96
Travelers Mid-Cap Disciplined Equity Portfolio.................      N/A                 N/A
Capital Appreciation Fund (Janus subadviser)...................       *                     5/83
Federated Stock Portfolio......................................      N/A                 7/31/96
Alliance Growth Portfolio......................................        23.94%            6/20/94
Putnam Diversified Income Portfolio............................        10.25%            6/20/94
MFS Total Return Portfolio.....................................        14.13%            6/20/94
AIM Capital Appreciation Portfolio.............................        (4.24)%          10/10/95
Travelers Zero Coupon Bond Fund Portfolio 1998.................         1.98%           10/11/95
Travelers Zero Coupon Bond Fund Portfolio 2000.................         2.78%           10/11/95
Travelers Zero Coupon Bond Fund Portfolio 2005.................         5.00%           10/11/95

(* To be provided)

                           EXAMPLE OF POLICY CHARGES
--------------------------------------------------------------------------------

The following chart illustrates the surrender charges and Monthly Deduction Amounts (including the Cost of Insurance charges and the deduction for premium and DAC tax) that would apply under a Policy based on the assumptions listed below. Surrender charges and Monthly Deduction

Amounts generally will be higher for an Insured who is older than the assumed Insured, and lower for an Insured who is younger (assuming the Insureds have the same risk classification). Cost of insurance rates increase each year as the Insured becomes a year older.

Male, Age 35, Non-Smoker                                      Face Amount: $167,193
$25,000 Single Premium                                        Level Death Benefit Option
Hypothetical Gross Annual Investment Rate of Return: 10%*     Current Charges

    -----------------------------------------------------------------------------------------------
                                                                MONTHLY DEDUCTION AMOUNTS:
    POLICY      CUMULATIVE     SURRENDER CHARGE AS     --------------------------------------------
     YEAR        PREMIUMS        % OF CUM PREM.         COST OF INSURANCE CHARGES      PREMIUM TAX
    -----------------------------------------------------------------------------------------------
        1        $ 25,000              7.5%
        2        $ 25,000              7.5%
        3        $ 25,000              7.0%
        5        $ 25,000              6.5%
       10        $ 25,000                0%

* Hypothetical investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. Hypothetical investment results may be different from those shown if the actual rates of return averaged 10%, but fluctuated above or below that average for individual policy years. No representations can be made that the Hypothetical rates assumed can be achieved for any one year or sustained over any period of time.

                      APPENDIX B -- DEATH BENEFIT EXAMPLES
--------------------------------------------------------------------------------

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under the Level and Variable Death Benefit Options available under the Policy. Both sets of examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (in
accordance with the table on page        of this Prospectus), no outstanding
policy loans and a Stated Amount of $25,000.

                        OPTION 1 -- LEVEL DEATH BENEFIT
--------------------------------------------------------------------------------

Under a "Level" Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $25,000. Since the Policy is designed to qualify as a life insurance contract, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $8,000, the Minimum Amount Insured would be $20,000 ($8,000 x 250%). If the Death Benefit in the Policy is the greater of the Stated Amount ($25,000) or the Minimum Amount Insured ($20,000), then the Death Benefit would be $25,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($25,000) or the Minimum Amount Insured ($100,000).

EXAMPLE THREE. If the Insured is age 41, and the Cash Value of the Policy equals $44,000, the Minimum Amount Insured would be $106,920 ($44,000 x 243%) (243% is the applicable percentage for a 41-year old insured). The Death Benefit would be equal to $106,920 which is the greater of the Stated Amount ($25,000) and the Minimum Amount Insured ($106,920).

EXAMPLE FOUR. The Death Benefit may also increase or decrease with the investment experience of the applicable Underlying Funds to the extent the Minimum Amount Insured exceeds the Stated Amount. Consequently, if the 41-year old Insured has a Cash Value equal to $35,000 instead of $44,000, the Death Benefit would be $85,050 ($35,000 x 243%).

                       OPTION 2 -- VARIABLE DEATH BENEFIT
--------------------------------------------------------------------------------

Under a "Variable" Death Benefit, the Death Benefit under the Policy will vary with the investment experience of the Investment Option(s) to which Premium Payments are allocated under the Policy. The Variable Death Benefit will generally be equal to the Stated Amount ($25,000) plus the Cash Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($35,000) would be equal to the Stated Amount ($25,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($25,000 + $60,000 = $85,000).

EXAMPLE THREE. If the Insured is age 41, and the Cash Value of the Policy equals $65,000, the Minimum Amount Insured would be $157,950 ($65,000 x 243%) (243% is the applicable percentage for a 41-year old insured). The resulting Death Benefit under the Policy would be equal to $157,950 because the Minimum Amount Insured ($157,950) is greater than the Stated Amount plus the Cash Value ($25,000 + $65,000 = $90,000).

As long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will not be less than the current Stated Amount of the Policy less any outstanding policy loan, Deduction Amount due but unpaid, and any amount payable pursuant to a collateral assignment of the Policy. The Death Benefit under either option may vary with the Cash Value of the Policy. Under Option 1, the Death Benefit equals the Stated Amount and will vary only when the Minimum Amount Insured exceeds the Stated Amount of the Policy. Under Option 2, the Death Benefit equals the greater of the Stated Amount plus the Cash Value, and the Minimum Amount Insured.

                  APPENDIX C -- REPRESENTATIVE STATED AMOUNTS
--------------------------------------------------------------------------------

The following table represents the Single Premium Factors for the determination of the Stated Amount per dollar of Gross Premium, varying by Male and Female (applicable to standard lives).

                MALE                                     FEMALE
-------------------------------------     -------------------------------------
AGE      SP FAC      AGE      SP FAC      AGE      SP FAC      AGE      SP FAC
---     --------     ---     --------     ---     --------     ---     --------
20      12.65742     51       3.32670     20      16.15463     51       4.13678
21      12.20773     52       3.19482     21      15.48558     52       3.97060
22      11.76323     53       3.06987     22      14.83810     53       3.81237
23      11.32222     54       2.95167     23      14.21155     54       3.66170
24      10.88482     55       2.83985     24      13.60662     55       3.51803
25      10.45123     56       2.73405     25      13.02272     56       3.38078
26      10.02300     57       2.63380     26      12.45932     57       3.24928
27       9.60257     58       2.53865     27      11.91653     58       3.12290
28       9.19198     59       2.44827     28      11.39430     59       3.00125
29       8.79287     60       2.36238     29      10.89240     60       2.88420
30       8.40647     61       2.28087     30      10.41067     61       2.77188
31       8.03383     62       2.20360     31       9.94865     62       2.66457
32       7.67547     63       2.13053     32       9.50535     63       2.56258
33       7.33157     64       2.06153     33       9.08002     64       2.46607
34       7.00238     65       1.99645     34       8.67288     65       2.37482
35       6.68772     66       1.93500     35       8.28367     66       2.28843
36       6.38750     67       1.87688     36       7.91217     67       2.20637
37       6.10155     68       1.82180     37       7.55883     68       2.12805
38       5.82963     69       1.76950     38       7.22327     69       2.05307
39       5.57132     70       1.71990     39       6.90517     70       1.98132
40       5.32610     71       1.67297     40       6.60400     71       1.91287
41       5.09358     72       1.62875     41       6.31898     72       1.84795
42       4.87303     73       1.58733     42       6.04912     73       1.78683
43       4.66378     74       1.54873     43       5.79305     74       1.72965
44       4.46520     75       1.51285     44       5.54958     75       1.67632
45       4.27672     76       1.47945     45       5.31792     76       1.62663
46       4.09775     77       1.44823     46       5.09715     77       1.58023
47       3.92765     78       1.41890     47       4.88652     78       1.53675
48       3.76588     79       1.39115     48       4.68553     79       1.49587
49       3.61205     80       1.36485     49       4.49387     80       1.45742
50       2.46573                          50       4.31108

                              PORTFOLIO ARCHITECT
                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                                   PROSPECTUS

                  INDIVIDUAL VARIABLE LIFE INSURANCE POLICIES

                                   ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                             HARTFORD, CONNECTICUT

                                                                          , 1997

                          UNDERTAKING TO FILE REPORTS


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



                              RULE 484 UNDERTAKING

Section 33-320a of the Connecticut General Statutes regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         RULE 6e-3 (T) REPRESENTATIONS


A. With regard to the maximum sales load deductions permitted under the Rule, the Registrant hereby elects to be governed by subparagraph (b)(13)(i)(B) of the Rule.

B. With regard to the deduction from the Separate Account of a charge to cover the mortality risk and expense risk, the Registrant is relying on subparagraph (b)(13)(iii)(F) to permit such deduction. Furthermore, the depositor does hereby represent that the level of the risk charge is within the range of industry practice for comparable flexible contracts.

C. With regard to explicit sales loads not covering the expected costs of distributing the flexible contracts, the Registrant hereby represents that the distribution financing arrangement of the Separate Account will benefit the Separate Account and Policy Owners. Furthermore, the Depositor hereby represents that the Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

-   The facing sheet.

-   The Prospectus.

-   The undertaking to file reports.

-   The signatures.

-   Written consents of the following persons:

      A. Consent of Katherine M. Sullivan, General Counsel, to the filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.)

      B. Consent and Actuarial Opinion of Mahir A. Dugentas, ASA, pertaining to the illustrations contained in the Prospectus.

      C. Consent of Coopers & Lybrand L.L.P., Certified Public Accountants. To be filed by amendment.

      D. Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants. To be filed by amendment.

-   The following Exhibits:

      1. Resolution of the Board of Directors of The Travelers Life and Annuity Company authorizing the establishment of the Registrant.

      2.       Not applicable.

      3(a). Form of Distribution Agreement among the Registrant, The Travelers Life and Annuity Company and Tower Square Securities, Inc.

      3(b).    Specimen Form of Selling Agreement.

      4.       None

      5.       Variable Life Insurance Policy.

      6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990.

      6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994.

      7.       None
      8.       None
      9.       None

     10. Application for Variable Life Insurance Policy. To be filed by amendment.

     11. Opinion of Katherine M. Sullivan, General Counsel, regarding the legality of securities being registered.

     12. Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill.

     13. Memorandum concerning transfer and redemption procedures, as required by Rule 6e-3(T)(b)(12)(ii).

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Variable Life Insurance Separate Account Two, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, and State of Connecticut, on the 29th day of October, 1996.


          THE TRAVELERS VARIABLE LIFE INSURANCE SEPARATE ACCOUNT TWO
                                  (Registrant)



                                   *By:  /s/ IAN R. STUART
                                        Ian R. Stuart
                                        Vice President, Chief Financial Officer
                                        Chief Accounting Officer and Controller
                                        The Travelers Life and Annuity Company

Attest:

*/s/ Ernest J. Wright
-------------------------------
Ernest J. Wright
Secretary
The Travelers Life and Annuity Company

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Depositor, The Travelers Life and Annuity Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, and State of Connecticut, on the 29th day of October, 1996.


                              THE TRAVELERS LIFE AND ANNUITY COMPANY
                                        (Depositor)


                              By: *IAN R. STUART
                                  ---------------------------------------
                                   Ian R. Stuart
                                   Vice President, Chief Financial Officer
                                   Chief Accounting Officer and Controller


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 29, 1996.



  *MICHAEL A. CARPENTER                            Director and Chairman of the Board,
----------------------------------                 President and Chief Executive Officer
  (Michael A. Carpenter)

*JAY S. BENET                                      Director
----------------------------------
  (Jay S. Benet)

  *GEORGE C. KOKULIS                               Director
----------------------------------
  (George C. Kokulis)

*ROBERT I. LIPP                                    Director
----------------------------------
  (Robert I. Lipp)

*IAN R. STUART                                     Vice President, Chief Financial Officer
----------------------------------                 Chief Accounting Officer and Controller
  (Ian R. Stuart)

  *KATHERINE M. SULLIVAN                           Director
----------------------------------
  (Katherine M. Sullivan)

*MARC P. WEILL                                     Director
----------------------------------
  (Marc P. Weill)


*By:  /s/Ernest J. Wright
     ------------------------------------
     Ernest J. Wright, Attorney-in-Fact

                                 EXHIBIT INDEX

Attachment
  or
Exhibit
  No.         Description                                                            Method of Filing
-------       -----------                                                            ------------------

OPINIONS AND CONSENTS:
     A.       Consent of Katherine M. Sullivan, General Counsel, to the              Electronically
              filing of her opinion as an exhibit to this Registration
              Statement and to the reference to her opinion under
              the caption "Legal Proceedings and Opinion" in the
              Prospectus.

     B.       Consent and Actuarial Opinion of Mahir A.                              Electronically
              Dugentas, ASA, pertaining to the illustrations
              contained in the Prospectus.

     C.       Consent of Coopers & Lybrand L.L.P., Certified                         To be filed by
              Public Accountants.                                                    amendment

     D.       Consent of KPMG Peat Marwick LLP, Independent                          To be filed by
              Certified Public Accountants                                           amendment


The following Exhibits:

     1.       Resolution of the Board of Directors of The Travelers                  Electronically
              Life and Annuity Company authorizing the establishment
              of the Registrant.

  3(a).       Form of Distribution Agreement among the Registrant,                   Electronically
              The Travelers Life and Annuity Company and Tower
              Square Securities, Inc.

  3(b).       Specimen Form of Selling Agreement.                                    Electronically

     5.       Variable Life Insurance Policy.                                        Electronically

  6(a).       Charter of The Travelers Life and Annuity Company,                     Electronically
              as amended on April 10, 1990.

  6(b).       By-Laws of The Travelers Life and Annuity Company,                     Electronically
              as amended on October 20, 1994.

    10.       Application for Variable Life Insurance Policy                         To be filed by
                                                                                     amendment

    11.       Opinion of Katherine M. Sullivan, General Counsel,                     Electronically
              regarding the legality of securities being registered.

    12.       Powers of Attorney authorizing Ernest J. Wright or                     Electronically
              Kathleen A. McGah as signatory for Michael A. Carpenter,
              Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
              Stuart, Katherine M. Sullivan and Marc P. Weill.

    13.       Memorandum concerning transfer and redemption                          Electronically
              procedures, as required by Rule 6e-3(T)(b)(12)(ii)